SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F y A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Startements for the three-month period ended on September 30, 2013 and on September 30, 2012 filed by the Company with the Comisin Nacional de Valores and the Bolsa de Comercio de Buenos Aires::

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2013 and for the three-month periods ended September 30, 2013 and 2012

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 81, beginning on July 1, 2013
Legal address: Moreno 877, 23rd floor – Ciudad Autónoma de Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 190,031,684 common shares

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	June 30, 2013
ASSETS
Non-current assets
Investment properties	10	4,255,433	4,179,901
Property, plant and equipment	11	1,935,584	1,841,454
Trading properties	12	182,867	182,553
Intangible assets	13	129,153	125,312
Biological assets	14	269,479	303,128
Investments in associates and joint ventures	8, 9	1,553,549	1,486,862
Deferred income tax assets	26	290,141	179,228
Income tax credit		206,036	198,871
Restricted assets	17	57,943	54,631
Trade and other receivables	18	303,123	291,430
Investment in financial assets	19	665,215	253,742
Derivative financial instruments	20	15,273	25,377
Total non-current assets		9,863,796	9,122,489
Current Assets
Trading properties	12	10,813	11,689
Biological assets	14	100,490	97,564
Inventories	15	241,837	252,376
Restricted assets	17	1,179	1,022
Income tax credit		4,897	4,779
Trade and other receivables	18	1,211,625	1,446,091
Investment in financial assets	19	580,358	385,585
Derivative financial instruments	20	18,671	41,544
Cash and cash equivalents	21	634,759	1,047,586
Total current assets		2,804,629	3,288,236
TOTAL ASSETS		12,668,425	12,410,725
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562
Treasury stock		5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	65,425
Share premium		773,079	773,079
Share warrants		106,264	106,264
Cumulative translation adjustment		73,874	2,284
Changes in non-controlling interest		(22,204)	(21,996)
Equity-settled compensation		13,917	8,345
Legal reserve		46,835	46,835
Reserve for new developments		337,065	337,065
Special reserve		695,628	695,628
Retained earnings		(124,371)	(26,522)
Equity attributable to equity holders of the parent		2,467,075	2,487,970
Non-controlling interest		2,310,410	2,231,096
TOTAL SHAREHOLDERS EQUITY		4,777,485	4,719,066

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2013 and June 30, 2013 (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	June 30, 2013
LIABILITIES
Non-current liabilities
Trade and other payables	22	251,786	228,267
Income tax liabilities		66,979	-
Borrowings	25	4,032,506	4,189,896
Deferred income tax liabilities	26	518,821	530,263
Derivative financial instruments	20	-	2,773
Payroll and social security liabilities	23	5,611	3,984
Provisions	24	102,718	71,626
Total non-current liabilities		4,978,421	5,026,809
Current liabilities
Trade and other payables	22	868,803	911,700
Income tax liabilities		35,005	80,024
Payroll and social security liabilities	23	103,534	120,835
Borrowings	25	1,881,637	1,527,390
Derivative financial instruments	20	8,205	8,691
Provisions	24	15,335	16,210
Total current liabilities		2,912,519	2,664,850
TOTAL LIABILITIES		7,890,940	7,691,659
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		12,668,425	12,410,725

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
 for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	September 30, 2012
Revenues	28	1,126,122	749,968
Costs	29	(885,868)	(640,722)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		126,252	188,662
Changes in the net realizable value of agricultural produce after harvest		(8,012)	23,240
Gross profit		358,494	321,148
Gain from disposal of investment properties		-	29,468
General and administrative expenses	30	(111,242)	(76,875)
Selling expenses	30	(80,885)	(60,427)
Other operating results	32	(4,718)	(36,824)
Profit from operations		161,649	176,490
Share of profit of associates and joint ventures	8, 9	38,366	15,746
Profit from operations before financing and taxation		200,015	192,236
Finance income	33	73,492	51,024
Finance cost	33	(473,780)	(242,211)
Other financial results	33	65,876	22,655
Financial results, net	33	(334,412)	(168,532)
(Loss) / profit before income tax		(134,397)	23,704
Income tax expense	26	45,382	(15,703)
(Loss) / profit for the period		(89,015)	8,001

Attributable to:
Equity holders of the parent		(97,849)	(16,518)
Non-controlling interest		8,834	24,519

Profit per share attributable to equity holders of the parent during the period:
Basic		(0.20)	(0.03)
Diluted		(i) (0.20)	(i) (0.03)

(i)	Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2013	September 30, 2012
(Loss) / profit for the period	(89,015)	8,001
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	144,156	50,789
Currency translation adjustment from associates and joint ventures	(855)	245
Other comprehensive income for the period (i)	143,301	51,034
Total comprehensive income for the period	54,286	59,035

Attributable to:
Equity holders of the parent	(26,259)	5,979
Non-controlling interest	80,545	53,056

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative currency translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066
(Loss) / gain for the period	-	-	-	-	-	-	-	-	-	-	-	-	(97,849)	(97,849)	8,834	(89,015)
Others comprehensive income for the period	-	-	-	-	-	-	-	71,590	-	-	-	-	-	71,590	71,711	143,301
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	71,590	-	-	-	-	(97,849)	(26,259)	80,545	54,286
Equity-settled compensation	-	-	-	-	-	-	-	-	5,860	-	-	-	-	5,860	2,638	8,498
Changes in non-controlling interest	-	-	-	-	-	-	(208)	-	-	-	-	-	-	(208)	(2,995)	(3,203)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)	-	(288)
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(509)	(509)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	347	347
Capital distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(712)	(712)
Balance as of September 30, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(22,204)	73,874	13,917	46,835	337,065	695,628	(124,371)	2,467,075	2,310,410	4,777,485

(1)	Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative currency translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
(Loss) / Gain for the period	-	-	-	-	-	-	-	-	-	-	-	(16,518)	(16,518)	24,519	8,001
Others comprehensive income for the period	-	-	-	-	-	-	-	22,497	-	-	-	-	22,497	28,537	51,034
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	22,497	-	-	-	(16,518)	5,979	53,056	59,035
Changes in non-controlling interest	-	-	-	-	-	-	2,103	-	-	-	-	-	2,103	(8,124)	(6,021)
Equity-settled compensation	-	-	-	-	-	-	-	-	1,823	-	-	-	1,823	941	2,764
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	1,700	1,700
Capital distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,215)	(10,215)
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1	-	1
Balance as of September 30, 2012	496,562	5,001	166,218	773,079	106,264	1,547,124	(7,493)	(59,442)	6,363	42,922	389,202	650,093	2,568,769	2,170,006	4,738,775

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	September 30, 2012
Net cash generated from operating activities:
Cash generated from operations	21	420,589	416,869
Income tax paid		(48,778)	(25,972)
Net cash generated from operating activities		371,811	390,897
Net cash generated from investing activities:
Acquisition of associates and joint ventures		(13,259)	-
Capital contributions to joint ventures		(1,220)	(7,570)
Acquisition of derivative financial instruments		(2,000)	-
Suppliers advances		(13,120)	-
Purchases of investment properties		(71,698)	(37,210)
Proceeds from sale of subsidiaries		274	-
Proceeds from sale of investment properties		119,000	53,487
Purchases of property, plant and equipment		(29,858)	(138,497)
Proceeds from sale of property, plant and equipment		650	2,546
Proceeds from sale of farmlands		15,504	2,270
Purchases of intangible assets		(281)	(707)
Acquisition of Investment in financial assets		(915,896)	(127,302)
Proceeds from disposals of Investment in financial assets		380,089	65,900
Loans granted to associates and joint ventures		(14,280)	(18,245)
Loans repayments received from associates and joint ventures		445	211
Proceeds from sale of joint ventures		7,736	-
Dividends received		15,878	4,953
Net cash used in investing activities		(522,036)	(200,164)
Net cash generated from financing activities:
Repurchase of equity interest		(3,478)	-
Proceeds from issuance of non-convertible notes, net		-	142,168
Payment of non-convertible notes net		(151,538)	(96,904)
Borrowings		248,760	103,624
Payment of seller financing of shares		(1,640)	-
Repayments of borrowings		(215,887)	(258,695)
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	-
Proceeds from borrowings from associates and joint ventures		2,000	47,181
Proceeds from warrants		-	1
Cancellation of Brasilagro warrants		(288)	-
Payment of seller financing		(438)	(2,044)
Acquisition of non-controlling interest in subsidiaries		-	(5,694)
Dividend paid to non-controlling interest		(5,790)	(38,684)
Contributions from non-controlling interest		347	1,700
Capital reduction of subsidiaries		(812)	(10,215)
Interest paid		(174,149)	(130,430)
Net cash used in financing activities		(303,099)	(247,992)
Net decrease in cash and cash equivalents		(453,324)	(57,259)
Cash and cash equivalents at beginning of period	21	1,047,586	471,922
Foreign exchange gain on cash and cash equivalents		40,497	6,694
Cash and cash equivalents at end of period		634,759	421,357

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2013 and 2012 for a description of the Group’s companies.

As of September 30, 2013, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2013 and 2012 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. Cactus also uses the feedlot to finish own cattle prior to slaughter in owned slaughtering houses. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a direct 20% stake in a credit card company. Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 29.77% interest (without considering treasury shares) in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, APSA holds a participating interest of 20 % in Tarshop S.A. (“Tarshop”), whose main business comprises extending loans and credit cards.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on November 11, 2013.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

The present unaudited condensed interim consolidated financial statements for the three-month periods ended September 30, 2013 and 2012 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Company as of June 30, 2013. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements (Continued)

The Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended as of September 30, 2013 and 2012 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2013 and 2012 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2013 and 2012.

2.3	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2013, save for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations (Continued)

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

In November, 2012, the Group took control over Ribgy 183 LLC (“Rigby”), a company that owns a rental office building located in New York, US (see Note 4 to the annual consolidated financial statements). Therefore, balances as of September 30, 2012 do not include Rigby’s operations.

4.	Acquisitions and disposals

For the three-month period ended as of September 30, 2013

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc. and 23,077 shares of Avenida Compras S.A., representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13,034, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

Stock Call Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, Alto Palermo S.A. (APSA) entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest and all the related rights of Sociedad Arcos del Gourmet S.A. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event the option is exercised, is US$ 0.8 million per each percentage point of the Company’s capital stock. The option price is made up of a fixed amount of US$ 2 million and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, from the opening of the shopping mall until the end of the lease agreement between APSA and Arcos.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Transfer of Entretenimiento Universal S.A.’s shares

On September 11, 2013, Entertainment Holdings S.A. (“EHSA”) sold to APSA 300 shares of stock with a nominal value of Ps. 1 and one voting right each, accounting for 2.5% of Entretenimiento Universal S.A.’s capital stock (“ENUSA”, a company exclusively engaged in the entertainment business and in organizing other social and corporate events), which APSA already owned indirectly. The consideration for the transfer was set at Ps. 0.001 for all shares.

Transactions with non-controlling interest

BRASILAGRO

During the three-month period ended September 30, the Group sold 10,400 shares of BrasilAgro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and an increase in equity attributable to owners of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in BrasilAgro is summarized as follows:

Ps. (million)
Carrying value of the non controlling interests sold by the Group	(0.25)
Consideration collected from non-controlling interests	0.27
Reserve recorded in shareholders’ equity	0.02

On the other hand, on September 2, 2103, BrasilAgro approved a share repurchase program for up to 3,511,130 common shares and for up to an aggregate amount not to exceed the balance of profits or available reserves disclosed in BrasilAgro’s latest financial statements. As of September 30, 2013, BrasilAgro purchased 95,900 common shares for an aggregate amount of R$ 0.9 million. Below is a summary of the effects of such transaction on shareholders’ equity:

Ps. (million)
Amount paid for repurchase	(2.29)
Decrease in non-controlling interest	2.31
Reserve recorded in shareholders’ equity	0.02

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share, payable in Argentine legal tender. Subsequently, the Board of Directors decided to increase the maximum price to Ps. 14.50 per common share and US$ 15.00 per GDS (see Note 37). The effect on shareholders’ equity of that transaction is summarized as follows:

Ps. (million)
Amount paid for repurchase	(1.18)
Decrease in non-controlling interest	0.93
Reserve recorded in shareholders’ equity	(0.25)

5.	Financial risk management

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2013:

	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	506,329	638,375	1,144,704
Costs	(592,527)	(307,656)	(900,183)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	126,604	-	126,604
Changes in the net realizable value of agricultural produce after harvest	(8,012)	-	(8,012)
Gross profit	32,394	330,719	363,113
General and administrative expenses	(53,239)	(58,698)	(111,937)
Selling expenses	(50,302)	(31,821)	(82,123)
Other operating results	4,678	(10,237)	(5,559)
(Loss) / profit from operations	(66,469)	229,963	163,494
Share of profit of associates	2	34,356	34,358
Segment (loss) / profit	(66,467)	264,319	197,852

Investment properties	24,150	4,392,113	4,416,263
Property, plant and equipment	1,778,459	229,373	2,007,832
Trading properties	-	205,164	205,164
Goodwill	6,872	79,692	86,564
Biological assets	371,554	-	371,554
Inventories	230,024	15,361	245,385
Interests in associates	27,893	1,217,520	1,245,413
Total segment assets	2,438,952	6,139,223	8,578,175

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2012:

	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	268,791	532,689	801,480
Costs	(401,633)	(280,353)	(681,986)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	189,643	-	189,643
Changes in the net realizable value of agricultural produce after harvest	23,240	-	23,240
Gross Profit	80,041	252,336	332,377
Gain from disposal of investment properties	-	29,468	29,468
General and administrative expenses	(34,276)	(43,986)	(78,262)
Selling expenses	(37,076)	(27,334)	(64,410)
Other operating results	(27,955)	(9,379)	(37,334)
(Loss) / profit from operations	(19,266)	201,105	181,839
Share of profit of associates	1,408	13,043	14,451
Segment (loss) / profit	(17,858)	214,148	196,290

Investment properties	42,262	3,573,644	3,615,906
Property, plant and equipment	1,729,189	246,669	1,975,858
Trading properties	-	256,460	256,460
Goodwill	6,120	25,533	31,653
Biological assets	384,912	-	384,912
Inventories	270,796	17,728	288,524
Interests in associates	28,323	1,218,070	1,246,393
Total segment assets	2,461,602	5,338,104	7,799,706

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	September 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Revenues	271,079	24,422	11,763	66,735	2,124	376,123	-	105,089	25,117	506,329
Costs	(295,301)	(52,568)	(22,895)	(107,124)	(2,573)	(480,461)	(1,763)	(89,972)	(20,331)	(592,527)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	63,265	10,860	11,482	40,997	-	126,604	-	-	-	126,604
Changes in the net realizable value of agricultural produce after harvest	(8,012)	-	-	-	-	(8,012)	-	-	-	(8,012)
Gross profit / (loss)	31,031	(17,286)	350	608	(449)	14,254	(1,763)	15,117	4,786	32,394
General and administrative expenses	(26,278)	(7,252)	(1,671)	(10,720)	(2,361)	(48,282)	(306)	(3,417)	(1,234)	(53,239)
Selling expenses	(32,368)	(4,127)	(439)	(339)	(239)	(37,512)	107	(10,454)	(2,443)	(50,302)
Other operating results	5,346	(960)	(220)	-	(310)	3,856	(40)	(924)	1,786	4,678
(Loss) / profit from operations	(22,269)	(29,625)	(1,980)	(10,451)	(3,359)	(67,684)	(2,002)	322	2,895	(66,469)
Share of (loss)/profit of associates	(37)	-	-	-	-	(37)	-	-	39	2
Segment (loss)/profit	(22,306)	(29,625)	(1,980)	(10,451)	(3,359)	(67,721)	(2,002)	322	2,934	(66,467)

Investment properties	-	-	-	-	24,150	24,150	-	-	-	24,150
Property, plant and equipment	1,189,688	139,824	21,262	324,994	481	1,676,249	57,684	20,006	24,520	1,778,459
Goodwill	4,742	-	-	2,130	-	6,872	-	-	-	6,872
Biological assets	67,694	189,800	27,935	86,059	-	371,488	-	66	-	371,554
Inventories	171,830	18,543	-	1,354	-	191,727	-	13,635	24,662	230,024
Interests in associates	25,489	-	-	-	-	25,489	-	-	2,404	27,893
Total segment assets	1,459,443	348,167	49,197	414,537	24,631	2,295,975	57,684	33,707	51,586	2,438,952

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Revenues	155,914	18,250	8,446	42,181	6,587	231,378	-	18,865	18,548	268,791
Costs	(231,070)	(31,475)	(17,019)	(81,965)	(1,835)	(363,364)	(1,645)	(21,418)	(15,206)	(401,633)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	108,349	11,390	9,613	60,341	-	189,693	-	-	(50)	189,643
Changes in the net realizable value of agricultural produce after harvest	23,254	(14)	-	-	-	23,240	-	-	-	23,240
Gross profit / (loss)	56,447	(1,849)	1,040	20,557	4,752	80,947	(1,645)	(2,553)	3,292	80,041
General and administrative expenses	(16,923)	(4,307)	(846)	(7,947)	(1,065)	(31,088)	(146)	(2,212)	(830)	(34,276)
Selling expenses	(31,279)	(2,659)	(334)	(6)	(440)	(34,718)	(16)	(1,268)	(1,074)	(37,076)
Other operating results	(26,411)	(798)	(155)	(29)	(195)	(27,588)	(27)	51	(391)	(27,955)
(Loss) / profit from operations	(18,166)	(9,613)	(295)	12,575	3,052	(12,447)	(1,834)	(5,982)	997	(19,266)
Share of profit / (loss) of associates	881	-	-	-	-	881	-	-	527	1,408
Segment (loss) / profit	(17,285)	(9,613)	(295)	12,575	3,052	(11,566)	(1,834)	(5,982)	1,524	(17,858)

Investment properties	-	-	-	-	42,262	42,262	-	-	-	42,262
Property, plant and equipment	931,541	132,507	20,938	556,254	2,714	1,643,954	57,668	20,725	6,842	1,729,189
Goodwill	4,286	-	-	1,834	-	6,120	-	-	-	6,120
Biological assets	82,792	187,723	27,010	87,387	-	384,912	-	-	-	384,912
Inventories	257,129	1,931	-	6,334	-	265,394	-	5,402	-	270,796
Interests in associates	12,783	7,304	522	2,087	261	22,957	-	1,043	4,323	28,323
Total segment assets	1,288,531	329,465	48,470	653,896	45,237	2,365,599	57,668	27,170	11,165	2,461,602

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group:

	September 30, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotel	International	Financial operations and others	Total urban and investment properties (II)
Revenues	455,839	74,004	16,060	72,927	19,361	184	638,375
Costs	(204,865)	(29,181)	(11,871)	(49,745)	(11,745)	(249)	(307,656)
Gross profit / (loss)	250,974	44,823	4,189	23,182	7,616	(65)	330,719
General and administrative expenses	(24,994)	(8,134)	(7,325)	(13,867)	(4,323)	(55)	(58,698)
Selling expenses	(14,044)	(6,968)	(2,532)	(8,674)	-	397	(31,821)
Other operating results	(5,909)	(868)	(1,147)	(106)	(135)	(2,072)	(10,237)
Profit / (loss) from operations	206,027	28,853	(6,815)	535	3,158	(1,795)	229,963
Share of profit / (loss) of associates	-	1,173	632	129	(23,437)	55,859	34,356
Segment profit / (loss)	206,027	30,026	(6,183)	664	(20,279)	54,064	264,319

Investment properties	2,304,091	847,645	438,246	-	794,211	7,920	4,392,113
Property, plant and equipment	18,723	28,825	4,010	177,611	204	-	229,373
Trading properties	1,484	99	122,563	-	81,018	-	205,164
Goodwill	8,582	11,661	4,541	-	54,908	-	79,692
Inventories	8,101	-	508	6,752	-	-	15,361
Interests in associates	-	25,268	33,391	21,468	974	1,136,419	1,217,520
Total segment assets	2,340,981	913,498	603,259	205,831	931,315	1,144,339	6,139,223

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2012
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total urban properties and investments (II)
Revenues	355,578	70,122	52,503	53,793	-	693	532,689
Costs	(170,526)	(29,543)	(39,139)	(40,729)	-	(416)	(280,353)
Gross profit	185,052	40,579	13,364	13,064	-	277	252,336
Gain from disposal of investment properties	-	-	29,468	-	-	-	29,468
General and administrative expenses	(14,408)	(6,752)	(6,981)	(12,348)	(3,241)	(256)	(43,986)
Selling expenses	(11,902)	(2,852)	(5,044)	(6,990)	-	(546)	(27,334)
Other operating results	(5,902)	(819)	(1,675)	185	(2,084)	916	(9,379)
Profit / (loss) from operations	152,840	30,156	29,132	(6,089)	(5,325)	391	201,105
Share of profit / (loss) of associates	-	-	564	43	(18,339)	30,775	13,043
Segment profit / (loss)	152,840	30,156	29,696	(6,046)	(23,664)	31,166	214,148

Investment properties	2,050,028	969,754	545,327	-	-	8,535	3,573,644
Property, plant and equipment	14,613	36,732	3,761	191,364	199	-	246,669
Trading properties	-	127	189,742	-	66,591	-	256,460
Goodwill	7,422	13,232	4,879	-	-	-	25,533
Inventories	11,312	-	484	5,932	-	-	17,728
Interests in associates	-	-	41,423	21,299	104,192	1,051,156	1,218,070
Total segment assets	2,083,375	1,019,845	785,616	218,595	170,982	1,059,691	5,338,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

The following tables present reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	September 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Revenues	1,144,704	(18,582)	1,126,122
Costs	(900,183)	14,315	(885,868)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	126,604	(352)	126,252
Changes in the net realizable value of agricultural produce after harvest	(8,012)	-	(8,012)
Gross profit / (loss)	363,113	(4,619)	358,494
General and administrative expenses	(111,937)	695	(111,242)
Selling expenses	(82,123)	1,238	(80,885)
Other operating results	(5,559)	841	(4,718)
Profit from operations before share of associates and Joint Ventures	163,494	(1,845)	161,649
Share of profit of associates and joint ventures	34,358	4,008	38,366
Profit from operations before Financing and Taxation	197,852	2,163	200,015

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2012
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Revenues	801,480	(51,512)	749,968
Costs	(681,986)	41,264	(640,722)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	189,643	(981)	188,662
Changes in the net realizable value of agricultural produce after harvest	23,240	-	23,240
Gross profit	332,377	(11,229)	321,148
Gain from disposal of investment properties	29,468	-	29,468
General and administrative expenses	(78,262)	1,387	(76,875)
Selling expenses	(64,410)	3,983	(60,427)
Other operating results	(37,334)	510	(36,824)
Profit from operations before share of associates and Joint Ventures	181,839	(5,349)	176,490
Share of profit of associates and joint ventures	14,451	1,295	15,746
Profit from operations before Financing and Taxation	196,290	(4,054)	192,236

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Segment information (Continued)

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

September 30, 2013
Total reportable assets as per Segment Information	8,578,175
Deconsolidation of investment properties	(160,830)
Deconsolidation of property, plant and equipment	(72,248)
Deconsolidation of trading properties	(11,484)
Deconsolidation of goodwill	(5,235)
Deconsolidation of biological assets	(1,585)
Deconsolidation of inventories	(3,548)
Deconsolidation of investments in associates and joint ventures	308,136
Total assets as per the Statement of Financial Position	8,631,381

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a) of the Consolidated Financial Statements as of June 30, 2013 and 2012.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Assets
Non-current assets	7,096,268	6,487,209	1,267,709	1,210,560
Current assets	1,301,673	1,839,320	705,318	667,656
Total assets	8,397,941	8,326,529	1,973,027	1,878,216
Liabilities
Non-current liabilities	3,853,168	3,590,593	161,438	168,553
Current liabilities	1,351,138	1,605,247	295,520	278,594
Total liabilities	5,204,306	5,195,840	456,958	447,147
Net assets	3,193,635	3,130,689	1,516,069	1,431,069

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statements of income and statements of comprehensive income

	IRSA		Brasilagro
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenues	621,447	483,047	93,474	88,539
Profit before income tax	48,216	88,436	(12,592)	(809)
Income tax expense	(12,948)	(37,626)	2,656	1,337
Profit / (loss) for the period	35,268	50,810	(9,936)	528
Other comprehensive income	23,293	10,490	96,476	41,071
Total other comprehensive income	58,561	61,300	86,540	41,599
Loss attributable to non-controlling interest	(11,268)	(9,668)	-	-

Summarized cash flows

	IRSA		Brasilagro
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Cash flow from operating activities
Net cash generated from operating activities	203,441	246,108	104,398	96,001
Cash flow from investing activities
Net cash used in investing activities	(493,797)	(72,077)	(12,324)	(115,586)
Cash flow from financing activities
Net cash used in financing activities	(246,189)	(153,759)	(18,872)	(11,377)
Net (decrease) / increase in cash and cash equivalents	(536,545)	20,272	73,202	(30,962)
Cash and cash equivalents at beginning of period	796,902	259,169	197,113	151,064
Foreign exchange gain on cash and cash equivalents	20,831	1,901	18,015	4,347
Cash and cash equivalents at end of period	281,188	281,342	288,330	124,449

The information above is the corresponding to balances and transactions before inter-company eliminations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures

As of June 30, 2013 the joint ventures of the Group were Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A.

As stated in Note 4, APSA acquired shares of ENUSA. Thus as of September 30, 2013, the joint ventures of the Group are Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF), EHSA and ENUSA (indirectly through an investment in EHSA. See Note 4). The shares in these joint ventures are not publicly traded.

As of November 29, 2012, APSA acquired shares representing 50% of capital stock and votes of EHSA.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. APSA is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the three-month period ended as of September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	324,194	260,994
Acquisition of Joint Ventures (ii)	(12)	25,899
Capital contribution	1,220	42,892
Disposal of joint ventures	-	(6,534)
Cash dividends (i)	-	(1,250)
Share of profit/(loss)	5,183	(661)
Currency translation adjustments	2,795	2,854
End of the period / year (iii)	333,380	324,194

(i)	During year ended on 2013, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 1.3 million.
(ii)	See Note 4.
(iii)	Include a balance of Ps. (22) reflecting interests in companies with negative equity as of September 30, 2013 which are reclassified to “Provision”. See Note 24.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates

As of June 30, 2013, the associates of the Group were New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. ("BACS"), Bitania 26 S.A., Agrouranga S.A. and Agromanagers S.A..

As stated in Note 4, the Group acquired, through a subsidiary, equity interest in Avenida Inc and Avenida Compras S.A. (which will be dedicated to e-commerce business). Thus as of September 30, 2013, the associates of the Group are New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, BACS and Bitania 26 S.A., Agrouranga S.A., Agromanagers S.A., Avenida Inc and Avenida Compra S.A..

The evolution of the Group’s investments in associates for the three-month period ended as of September 30, 2013 and for the year ended as of June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	1,123,577	1,239,566
Acquisition of Associates	13,057	-
Capital contribution	-	37,721
Business combinations	-	(103,315)
Share of profit / (loss)	33,183	(9,157)
Currency translation adjustments	(3,650)	(1,139)
Cash dividends (i)	(12,476)	(40,099)
End of the period / year (ii)	1,153,691	1,123,577

(i)
As of September, 2013, the Group cashed dividends from Agro-Uranga S.A. and BHSA in the amount of Ps. 2.0 million and Ps. 9.1 million, respectively. During the year ended on 2013, the Group cash dividends from Agro-Uranga S.A., Manibil S.A. and BHSA in the amount of Ps. 3.4 million, Ps. 4.8 million and Ps. 30.5 million, respectively.

(ii)
Include a balance of Ps. (66,456) and Ps. (39,091) reflecting interests in companies with negative equity as of September 30, 2013 and June 30, 2013, respectively, which is reclassified to “Provisions” (see Note 24).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

The evolution of the Group’s investment properties for the three-month period ended as of September 30, 2013 and for the year ended as of June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	4,179,901	3,463,941
Additions	71,698	213,052
Reclassification of property, plant and equipment	(2,932)	10,095
Acquisition of interest in subsidiaries	-	679,219
Disposals	(64)	(69,505)
Depreciation charge (i)	(50,844)	(195,911)
Currency translation adjustments	57,674	79,010
End of the period / year	4,255,433	4,179,901

(i)	Depreciation charges of investment properties were included in “Group Costs” in the Statement of Income (Note 30).

The following amounts have been recognized in the statement of income:

	September 30, 2013	September 30, 2012
Rental and service income	557,390	436,022
Direct operating expenses	(245,217)	(200,015)
Gain from disposal of investment properties	-	29,468

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.. As of September 30, 2013 and June 30, 2013 works in Shopping Neuquén amount to Ps. 51,014 and Ps. 43,138, respectively. Works in Arcos del Gourmet as of September 30, 2013 and June 30, 2013 amount to Ps. 185,389 and Ps. 136,313, respectively.

As of September 30, 2013 contractual obligations mainly correspond to constructions regarding to both projects. In Shopping Neuquén S.A. contractual obligations amount to Ps. 205 million and the Project is expected to be completed in September, 2014. In Arcos del Gourmet S.A. contractual obligations amount to Ps. 234 million and the Project is expected to be completed in December, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

The evolution of the Group’s property, plant and equipment for the three-month period ended as of September 30, 2013 and for the year ended as of June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	1,841,454	1,872,920
Currency translation adjustments	78,421	100,895
Additions	29,858	140,014
Reclassifications to investment properties	2,932	(10,095)
Reclassifications to intangibles assets	-	(336)
Disposals	(801)	(183,143)
Depreciation charge (Note 30) (i)	(16,280)	(78,801)
End of the period / year	1,935,584	1,841,454

(i)
For the three-month period ended as of September 30, 2013, depreciation charges of property, plant and equipment were included as follows: Ps. 1,465 under the line item “General and administrative expenses”, Ps. 69 under the line item “Selling expenses” and Ps. 14,746 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2013, depreciation charges of property, plant and equipment were included as follows: Ps. 5,663 under the line item “General and administrative expenses”, Ps. 279 under the line item “Selling expenses” and Ps. 72,859 under the line item “Cost” in the Statement of Income.

12.	Trading properties

The evolution of the Group’s trading property for the three-month period ended as of September 30, 2013 and for the year ended as of June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	194,242	181,001
Currency translation adjustments	(30)	17,757
Additions	588	1,482
Disposals	(1,120)	(5,998)
End of the period / year	193,680	194,242

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

The evolution of the Group’s intangible assets for the three-month period ended as of September 30, 2013 and for the year ended as of June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	125,312	75,077
Currency translation adjustments	4,671	6,514
Additions	281	2,691
Reclassification to property, plant and equipment	-	336
Acquisition of interest in subsidiaries	-	45,723
Disposals	-	(3)
Amortization charge (i)	(1,111)	(5,026)
End of the period / year	129,153	125,312

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. (Note 30). There was no impairment charges for any of the periods presented.

14.	Biological assets

The evolutions of the Group’s biological assets for the three-month period ended as of September 30, 2013 and for the year ended as of June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	400,692	363,459
Purchases	341	8,375
Initial recognition and changes in the fair value of biological assets	115,173	851,289
Harvest	(125,510)	(756,067)
Sales	(28,334)	(73,788)
Consumes	(223)	(1,232)
Currency translation adjustments	7,830	8,656
End of the period / year	369,969	400,692

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

Biological assets as of September 30, 2013 and June 30, 2013 were as follows:

	Classification	September 30, 2013	June 30, 2013
Non-current
Cattle for dairy production	Production	27,817	27,957
Breeding cattle	Production	146,938	155,058
Sugarcane	Production	86,059	111,063
Others	Production	8,665	9,050
Non-current biological assets		269,479	303,128
Current
Cattle for dairy production	Consumable	118	177
Cattle for sale	Consumable	32,121	40,692
Crops	Consumable	67,260	55,879
Others	Consumable	991	816
Current biological assets		100,490	97,564
Total biological assets		369,969	400,692

15.	Inventories

Group’s inventories as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Crops	27,007	120,697
Materials and inputs	177,303	92,900
Seeds and fodder	16,997	22,397
Hotel supplies	6,752	5,962
Beef	11,856	8,985
Others	1,922	1,435
Current inventories	241,837	252,376
Total inventories	241,837	252,376

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Company deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

In the case of Level 1, valuation is based on non-adjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, government bonds and corporate bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
16.	Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise warrants and shares without market price.

As of September 30, 2013, the Group has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument and is currently estimating its fair value, to be updated in the next accounting period.

Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Investment in equity securities in TGLT	54,517	-	-	54,517
- Investment in equity securities in Hersha	32,159	-	-	32,159
- Other equity securities in public companies	894	-	-	894
- Corporate bonds	25,051	-	-	25,051
- Mutual funds	681,276	-	-	681,276
- Shares of Supertel	-	-	121,426	121,426
- Non-convertible notes	25,680	-	-	25,680
- Don Mario S.G.R.	12,213	-	-	12,213
- Government bonds	292,357	-	-	292,357
Derivative financial instruments:
- Commodity derivatives	14,542	-	-	14,542
- Foreign-currency contracts	-	4,129	-	4,129
- Interest-rate swaps	-	3,223	-	3,223
- Warrants of Supertel	-	-	10,050	10,050
- Stock call option for the shares of Arcos del Gourmet S.A.	-	-	2,000	2,000
Cash and cash equivalents	168,011	-	-	168,011
Total assets	1,306,700	7,352	133,476	1,447,528
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	1,639	-	1,639
- Interest-rate swaps	-	818	-	818
- Commodity derivatives	5,748	-	-	5,748
Total liabilities	5,748	2,457	-	8,205

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Corporate bonds	26,738	-	-	26,738
- Other equity securities in public companies	323	-	-	323
- Mutual funds	195,814	15,851	-	211,665
- Shares of Supertel	-	-	139,120	139,120
- Non-convertible notes	5,136	-	-	5,136
- Don Mario S.G.R.	11,691	-	-	11,691
- Government bonds	157,632	-	-	157,632
Derivative financial instruments:
- Commodity derivatives	35,706	-	-	35,706
- Foreign-currency contracts	-	10,007	-	10,007
- Interest-rate swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents	129,880	-	-	129,880
Total assets	649,942	30,117	156,069	836,128
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	11,461	-	11,461
- Commodity derivatives	3	-	-	3
Total liabilities	3	11,461	-	11,464

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended September 30, 2013:

	Purchase option for the shares of Arcos	Warrants of Supertel	Shares of Supertel	Total
Balance as of June 30, 2013	-	16,949	139,120	156,069
Acquisition	2,000	-	-	2,000
Total losses for the period (i)	-	(6,899)	(17,694)	(24,593)
Balance as of September 30, 2013	2,000	10,050	121,426	133,476

(i)	The gain / (loss) is not realized as of September 30, 2013 and is accounted for under “Other financial results” in the Statement of Income (Note 33)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 financial instruments (data observed in the market) as of September 30, 2013, would reduce pre-tax income by Ps. 16.2 million.

According to Group estimates, all factors being constant, a 10% increase in the credit spread (data which is not observable in the market) used in the valuation model applied to Level 3 financial instruments as of September 30, 2013, would reduce pre-tax income by Ps. 2.7 million. The rate used as of September 30, 2013 was 14.01%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve Foreign exchange curve.
Swaps	Cash flows	Theoretical price	Interest rate futures and flows of funds
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset (market price) and (historic) stock volatility and market interest rate (Libor curve)
Warrants of Supertel	Black-Scholes	Theoretical price	Price of underlying asset (market price) and (historic) stock volatility and market interest rate (Libor curve)
Call option of Arcos del Gourmet S.A.	Cost	-	-

17.	Restricted assets

The following table presents the restricted assets as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Escrow deposits	14,018	10,881
Mutual funds	43,925	43,750
Total Non-Current	57,943	54,631
Current
Escrow deposits	1,179	1,022
Total Current	1,179	1,022
Total restricted assets	59,122	55,653

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables

The table below shows trade and other receivables of the Group as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Leases and services receivable	59,926	58,783
Consumer financing receivables	-	214
Receivables from sale of agriculture products	1,636	-
Property sales receivable (i)	86,842	88,387
Less: Allowance for doubtful accounts	(2,208)	(2,266)
Non-current trade receivables	146,196	145,118
Trade receivables from disposal of joint ventures	2,317	2,147
Prepayments	4,624	5,210
VAT receivables	21,134	28,944
Other tax receivables	71,031	62,759
Loans	1,667	-
Others	6,753	4,499
Non-current other receivables	107,526	103,559
Related parties (Note 35)	49,401	42,753
Non-current trade and other receivables	303,123	291,430
Current
Consumer financing receivables	15,681	15,735
Leases and services receivable	215,786	369,289
Receivables from sale of agriculture products and farmlands leases	217,172	407,127
Receivables from hotel operations	32,134	26,201
Deferred checks received	193,932	213,541
Debtors under legal proceedings	54,145	51,610
Property sales receivable (i)	85,072	91,142
Less: allowance for doubtful accounts	(88,143)	(84,418)
Trade receivables	725,779	1,090,227
Trade receivables from disposal of joint ventures	13,894	20,555
Prepayments	64,975	78,603
VAT receivables	44,120	39,342
Gross sales tax credit	3,211	2,420
Other tax receivables	42,474	37,353
Loans	10,410	8,982
Expenses and services to recover	4,306	3,757
Suppliers advances	152,234	54,961
Guarantee deposits	48,024	10
Dividends received	345	2,828
Others	29,821	29,906
Less: allowance for doubtful accounts	(218)	(218)
Current other receivables	413,596	278,499
Related parties (Note 35)	72,250	77,365
Current trade and other receivables	1,211,625	1,446,091
Total trade and other receivables	1,514,748	1,737,521

(i) Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	86,902	72,480
Charge for the year	10,134	32,229
Unused amounts reversed	(4,800)	(16,142)
Used during the period/year	(2,043)	(1,610)
Receivables written off	-	(235)
Currency translation adjustments	376	180
End of the period / year	90,569	86,902

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Investment in financial assets

Group’s investment in financial assets as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	54,517	56,859
Investment in equity securities in Hersha	32,159	30,163
Mutual Funds (Note 35) (i)	446,753	17,249
Shares of Supertel	121,426	139,120
Other equity securities in public companies	90	93
Don Mario S.G.R.	10,060	10,060
Shares	210	198
Total Investment in Financial Assets Non-current	665,215	253,742
Current
Financial assets at fair value trough profit or loss
Mutual funds	234,523	194,416
Don Mario S.G.R.	2,153	1,631
Corporate Notes – Related Parties	-	22,261
Non-convertible notes	25,680	5,136
Corporate bonds	25,051	4,477
Government bonds	292,357	157,632
Others	594	32
Total Investment in Financial Assets current	580,358	385,585
Total Investment in Financial Assets	1,245,573	639,327

(i) During the quarter the Group has subscribed, through subsidiaries Tyrus and Ritelco, shares from Dolphin for the amount of US$ 75 million. See Note 37.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Derivative financial instruments

Group’s derivative financial instruments as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Assets
Non-current
Swaps	3,223	4,259
Foreign-currency contracts	-	4,169
Supertel warrants (i)	10,050	16,949
Call option of Arcos del Gourmet S.A. (Note 4)	2,000	-
Total non-current	15,273	25,377
Current
Commodities	14,542	35,706
Foreign-currency contracts	4,129	5,838
Total current	18,671	41,544
Total assets	33,944	66,921

Liabilities
Non-current
Foreign-currency contracts	-	2,773
Total non-current	-	2,773
Current
Commodities	5,748	3
Foreign-currency contracts	1,639	8,688
Swaps	818	-
Total current	8,205	8,691
Total liabilities	8,205	11,464
(i)	The balance represents the fair value of Supertel’s warrants, which were acquired in February 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Cash at bank and on hand	263,692	769,485
Short-term bank deposits	203,056	148,221
Mutual funds	168,011	129,880
Total cash and cash equivalents	634,759	1,047,586

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended as of September 30, 2013 and 2012.

	Note	September 30, 2013	September 30, 2012
(Loss) Gain for the period		(89,015)	8,001
Adjustments for:
Income tax expense		(45,382)	15,703
Depreciation and amortization		68,235	67,521
Gain from disposal of investment properties		-	(29,468)
Loss (Gain) on the revaluation of receivables arising from the sale of farmland		761	(4,890)
Loss (Gain) from disposal of property, plant and equipment		8	(239)
Release of investment property and property, plant and equipment		155	885
Dividends income		(3,061)	(6,657)
Share-based payments		8,498	2,764
Unrealized gain on derivative financial instruments		(4,988)	(40,583)
Changes in the fair value of financial assets		(61,963)	6,590
Interest expense, net		131,693	107,124
Unrealized initial recognition and changes in the fair value of biological assets and agricultural produce		(48,193)	(41,658)
Changes in the net realizable value of agricultural produce after harvest		8,012	(23,240)
Provisions and allowances		25,211	28,245
Share of loss of associates and joint ventures		(38,366)	(15,746)
Unrealized foreign exchange loss, net		227,720	101,721
Result from purchase of joint venture		12	-
Result from repurchase of Non-convertible Notes		14,271	(42)
Other finance results		-	(11,892)
Changes in operating assets and liabilities:
Decrease in biological assets		91,590	56,048
Decrease in inventories		5,638	54,071
Decrease in trading properties		533	56
Decrease (increase) in trade and other receivables		121,364	(23,226)
Increase in derivative financial instruments		(1,098)	(20,622)
Increase in trade and other payables		25,837	211,038
Decrease in payroll and social security liabilities		(16,864)	(23,684)
Decrease in provisions		(19)	(951)
Net cash generated from operating activities before income tax paid		420,589	416,869

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Transferences of property, plant and equipment to investment property	-	(6,502)
Increase of interest in associates and joint ventures by exchange differences on translating foreign operations	-	10,849
Decrease of interest in associates and joint ventures through an increase in trade and other receivables	(476)	33,813
Acquisition of non-controlling interest	-	333
Increase in trade and other receivables through an increase in trade and other payables	-	803
Financed sales of property, plant and equipment	-	125

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables

Group’s trade and other payables as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
Admission rights	115,408	112,654
Sales, rent and services payments received in advance	52,982	53,300
Guarantee deposits	17,966	17,352
Non-current trade payables	186,356	183,306
Minimum presumed income tax	7,450	-
Other tax payables	15,096	14,136
Deferred income	8,571	8,660
Shareholders´ personal tax payable	1,399	1,476
Tax amnesty plan for payable taxes	15,408	15,641
Others	5,428	5,028
Non-current other payables	53,352	44,941
Related parties (Note 35)	12,078	20
Non-current trade and other payables	251,786	228,267
Current
Trade payables	277,536	212,797
Accrued invoices	136,337	141,657
Admission rights	102,864	98,656
Sales, rent and services payments received in advance	206,786	199,909
Guarantee deposits	9,459	13,477
Current trade payables	732,982	666,496
Withholdings tax	14,075	9,800
VAT payables	22,997	26,739
Gross sales tax payable	979	1,836
Minimum presumed income tax	6,833	12,158
Other tax payables	33,345	41,996
Deferred revenue	356	1,246
Dividends payable	5,710	11,445
Tax amnesty plan for payable taxes	309	310
Shareholders´ personal tax payable	5,936	3,220
Others	16,051	6,930
Current other payables	106,591	115,680
Related parties (Note 35)	29,230	129,524
Current trade and other payables	868,803	911,700
Total trade and other payables	1,120,589	1,139,967

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables (Continued)

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

23.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
Others	5,611	3,984
Non-current payroll and social security liabilities	5,611	3,984
Current
Provision for vacation and bonuses	64,908	89,238
Social security payable	35,981	28,967
Salaries payable	1,610	1,776
Others	1,035	854
Current payroll and social security liabilities	103,534	120,835
Total payroll and social security liabilities	109,145	124,819

24.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates (i)	Total
As of June 30, 2013	47,054	1,691	39,091	87,836
Additions	5,127	224	23,571	28,922
Used during period	(1,514)	(138)	-	(1,652)
Currency translation adjustments	(869)	-	3,816	2,947
As of September 30, 2013	49,798	1,777	66,478	118,053

(i)	Corresponds to equity interests in associates with negative equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Provisions (Continued)

The analysis of total provisions is as follows:

	September 30, 2013	June 30, 2013
Non-current	102,718	71,626
Current	15,335	16,210
	118,053	87,836

25.	Borrowings

Group’s borrowings as of September 30, 2013 and June 30, 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	September 30, 2013	June 30, 2013
Non-current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	322,925
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	39,495	39,415
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	33,959	67,819
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	458,544	425,658
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	184,134	171,084
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	815,886	784,855
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	842,002	781,338
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	120	613,550	568,362
Syndicated loan (I)	Unsecured	Ps.	Fixed	15.01%	229	150,603	175,604
Banco M&T loan	Secured	US$	Floating	Libor + 3.25%	75	429,975	399,691
Long term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	83,648	77,780
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	20,000	19,784
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	13,572	13,543
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	13,633	17,162
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	119,642	121,289
Other long term loans		Ps.	Fixed		-	15,990	19,163
Other long term loans		Bol.	Floating			6,813	6,136
Seller financing	Secured	US$	Fixed	3.50 % and 5%	17.9	85,150	78,371
Finance leases	Secured	US$	Fixed	7.50%	792	1,554	1,590
Related parties						104,356	98,327
Non-current borrowings						4,032,506	4,189,896

(i)     Includes Ps. 35,557 in Banco Hipotecario as of June 30, 2013. See Note 35.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	September 30, 2013	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	347,765	6,074
CRESUD NCN Class IX due 2014	Unsecured	Ps.	Floating	Badlar + 300 bps	161	50,714	101,316
CRESUD NCN Class X due 2014	Unsecured	US$	Fixed	7.75%	31.5	178,548	165,810
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	175,185	163,477
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	19,641	19,652
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	69,379	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	(1,907)	(1,954)
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	(55)	(74)
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	150	10,344	26,675
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50	150	18,726	40,604
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 bps	153	-	52,240
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	16.9	98,838	137,750
APSA NCN due 2014 (Note 35)	Unsecured	US$	Fixed	10.00%	50	-	-
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	120	19,012	5,499
APSA NCN Class II due 2012	Unsecured	Ps.	Fixed	11%		-	-
Bank overdrafts	Unsecured	Ps.	Fixed	-		520,378	444,527
Short term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	5,449	6,266
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	164	893
Short term loans	Unsecured	Rs.	Floating	TJLP + 1.95 to 3.10'	84.1	84,145	-
Short term loans	Unsecured	Rs.	Fixed	7.23%	19.1	-	19,081
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	7,684	6,895
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	20,503	-
Short term loans	Secured	Rs.	Floating	9.54 TJLP + 1.95 to 3.10	-	-	84,933
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10	5.5	5,527	5,263
Other short term loans		Ps.	Fixed			(3)	9,625
Syndicated loans (i)	Unsecured	Ps.	Fixed	15.01%	229	76,596	51,005
Other short term loans		Bol.	Floating			23,932	9,968
Seller financing	Secured	US$	Fixed	3.5%	1.8	25,925	12,809
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	123,490	106,165
Other seller - financed debt					9.9	-	16,348
Finance lease obligations	Secured	US$	Fixed	10.75% y7.5%	792	1,657	1,460
Current borrowings						1,881,637	1,527,390
Total borrowings						5,914,143	5,717,286

(i)     Includes Ps. 9,738 with Banco Hipotecario as of June 30, 2013. See Note 35.

During the three-month period, the Group, through APSA, acquired nominal value 770,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 7.2 million and nominal value 1,000,000 of IRSA´s Non-convertible Notes due 2017, for a total amount of Ps. 8.5 million. In addition, during the same period, the Group, through Panamerican Mall S.A., acquired nominal value 3,125,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 25.8 million. These acquisitions of own Non-convertible Notes generated a loss of Ps. 14.2 million included in “Financial results, net”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation

The details of the provision for the Group’s income tax are as follows:

	September 30, 2013	September 30, 2012
Current income tax	(73,623)	(71,210)
Deferred income tax	119,209	55,617
Minimum Presumed Income Tax	(204)	(110)
Income tax expense	45,382	(15,703)

The gross movement on the deferred income tax account was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	(351,035)	(549,337)
Currency translation adjustments	3,146	5,965
Additions for business combinations	-	(26,103)
Charged / Credited to the statement of income	119,209	218,440
End of the period / year	(228,680)	(351,035)

The Group did not recognize deferred income tax assets of Ps. 62.1 million and Ps. 70.1 million as of September 30, 2013 and June 30, 2013, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2013	September 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	(43,583)	9,598
Permanent differences:
Share of loss of associates and joint ventures	(13,428)	(5,511)
Non-taxable income	8,968	(4,638)
Others	2,661	16,254
Income tax expense	(45,382)	15,703

27.	Shareholders' Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. See Note 37.

Dividends

Cash dividends in respect of the year ended as of June 30, 2013 amounted to Ps. 120 million have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2013. See Note 37.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

	September 30, 2013				September 30, 2012
	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total
Trading properties	4,286	-	-	4,286	7,625	-	-	7,625
Crops	-	270,022	-	270,022	-	155,110	-	155,110
Cattle	-	23,906	-	23,906	-	17,393		17,393
Milk	-	11,763	-	11,763	-	8,446	-	8,446
Sugarcane	-	66,735	-	66,735	-	42,181	-	42,181
Beef	-	-	105,089	105,089	-	-	18,338	18,338
Supplies	-	12,626	-	12,626	-	10,359	-	10,359
Agriculture products and services income	4,286	385,052	105,089	494,427	7,625	233,489	18,338	259,452
Base rent	239,807	2,102	-	241,909	180,791	6,561	-	187,352
Contingent rent	71,744	-	-	71,744	55,668	-	-	55,668
Admission rights	28,508	-	-	28,508	24,232	-	-	24,232
Parking fees	19,653	-	-	19,653	15,090	-	-	15,090
Commissions	8,330	-	-	8,330	4,195	-	-	4,195
Property management fee	6,365	-	-	6,365	8,255	-	-	8,255
Expenses and Collective Promotion Funds	160,908	-	-	160,908	126,978	-	-	126,978
Flattening of tiered lease payments	7,541	-	-	7,541	4,671	-	-	4,671
Agricultural services	-	22	-	22	-	23	521	544
Advertising and brokerage fees	-	12,009	-	12,009	-	7,616	-	7,616
Others	-	401	-	401	848	573	-	1,421
Leases and service income	542,856	14,534	-	557,390	420,728	14,773	521	436,022
Other revenues:
Consumer financing	184	-	-	184	-	-	-	-
Hotel operations	72,927	-	-	72,927	53,793	-	-	53,793
Others	1,194	-	-	1,194	695	-	6	701
Other revenues	74,305	-	-	74,305	54,488	-	6	54,494
Total Group revenue	621,447	399,586	105,089	1,126,122	482,841	248,262	18,865	749,968

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

	September 30, 2013				September 30, 2012
	Urban properties and investments	Agricultural	Feed lot/ slaughtering house	Total	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total
Cost of leases and services	-	1,934	-	1,934	-	1,821	-	1,821
Other operative costs	-	1,763	-	1,763	-	1,646	-	1,646
Cost of property operations	-	3,697	-	3,697	-	3,467	-	3,467
Crops	-	293,390	-	293,390	-	228,650	-	228,650
Cattle	-	51,683	-	51,683	-	30,341	-	30,341
Milk	-	22,895	-	22,895	-	17,019	-	17,019
Sugarcane	-	107,124	-	107,124	-	81,965	-	81,965
Beef	-	-	85,893	85,893	-	-	20,014	20,014
Supplies	-	10,118	-	10,118	-	9,306	-	9,306
Agriculture services	-	639	4,079	4,718	-	-	1,404	1,404
Brokerage fees	-	7,281	-	7,281	-	4,759	-	4,759
Others	-	2,953	-	2,953	-	1,528	-	1,528
Cost of agricultural sales and services	-	496,083	89,972	586,055	-	373,568	21,418	394,986
Cost of sale of trading properties	3,189	-	-	3,189	3,288	-	-	3,288
Cost from hotel operations	49,548	-	-	49,548	40,529	-	-	40,529
Cost of leases and services	243,283	-	-	243,283	198,194	-	-	198,194
Other costs	96	-	-	96	258	-	-	258
Other costs	296,116	-	-	296,116	242,269	-	-	242,269
Total Group costs	296,116	499,780	89,972	885,868	242,269	377,035	21,418	640,722

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature

For the three-month period ended as of September 30, 2013:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	3,789	314	300	363	-	206	38	2,842	284	8,136
Depreciation and amortization	53,316	6,774	1,535	143	-	2,729	1,093	2,576	69	68,235
Allowance for doubtful accounts	-	-	-	-	-	-	-	29	5,394	5,423
Advertising, publicity and other selling expenses	26,152	-	-	-	-	-	-	-	4,961	31,113
Taxes, rates and contributions	18,520	378	1,210	805	-	106	59	1,867	30,375	53,320
Maintenance and repairs	58,199	4,145	3,840	847	-	6,221	188	5,770	199	79,409
Fees and payments for services	7,059	28,212	1,067	13	93	209	58	11,531	1,648	49,890
Director´s fees	-	-	-	-	-	-	-	34,197	-	34,197
Payroll and social security expenses	71,686	18,180	9,808	38	-	28,168	1,242	46,067	7,539	182,728
Cost of sale of properties	-	-	-	974	-	2,713	-	-	-	3,687
Food, beverage and lodging expenses	-	-	-	-	-	8,176	-	1,422	772	10,370
Changes in biological assets and agricultural produce	-	355,551	-	-	-	-	-	-	-	355,551
Supplies and labor	-	13,807	135,484	-	-	-	114	-	154	149,559
Freights	13	302	2,550	-	-	-	13	13	21,762	24,653
Bank commissions and expenses	-	888	5	1	-	925	-	1,660	1,201	4,680
Conditioning and clearance	-	-	-	-	-	-	-	-	5,524	5,524
Others	4,549	1,410	1,074	5	3	95	113	3,268	1,003	11,520
Total expenses by nature	243,283	429,961	156,873	3,189	96	49,548	2,918	111,242	80,885	1,077,995

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the three-month period ended as of September 30, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	7,114	277	226	498	-	136	33	580	314	9,178
Depreciation and amortization	45,248	11,990	1,301	-	-	3,304	884	4,508	286	67,521
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	3,902	3,902
Advertising, publicity and other selling expenses	18,907	-	-	-	-	163	2	1	2,741	21,814
Taxes, rates and contributions	13,632	357	683	300	-	73	69	2,371	16,270	33,755
Maintenance and repairs	50,431	1,030	2,826	510	22	6,056	602	5,178	242	66,897
Fees and payments for services	6,849	20,959	1,066	19	234	178	33	10,856	1,730	41,924
Director´s fees	-	-	-	-	-	-	-	17,661	-	17,661
Payroll and social security expenses	53,737	13,026	8,131	62	2	22,048	1,222	31,382	4,960	134,570
Cost of sale of properties	-	-	-	1,890	-	-	-	-	-	1,890
Food, beverage and lodging expenses	-	-	-	-	-	7,365	-	589	155	8,109
Changes in biological assets and agricultural produce	-	119,160	4,396	-	-	-	-	-	-	123,556
Supplies and labor	-	140,168	60,323	-	-	-	389	-	2,027	202,907
Freights	22	63	1,317	-	-	29	15	60	19,822	21,328
Bank commissions and expenses	-	427	37	-	-	830	-	30	2,455	3,779
Conditioning and clearance	-	-	-	-	-	-	-	-	4,050	4,050
Others	2,254	5,142	2,081	9	-	347	218	3,659	1,473	15,183
Total expenses by nature	198,194	312,599	82,387	3,288	258	40,529	3,467	76,875	60,427	778,024

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

	September 30, 2013	September 30, 2012
Salaries, bonuses and social security costs	173,348	131,418
Share-based payments	8,498	2,764
Pension costs – defined contribution plan	882	388
	182,728	134,570

32.	Other operating results

	September 30, 2013	September 30, 2012
Gain (loss) from commodity derivative financial instruments	8,970	(24,615)
Gain from disposal of other property items	(8)	239
Tax on personal assets	(4,350)	(4,248)
Management fee	(338)	249
Contingencies	(4,792)	(4,154)
Donations	(2,871)	(1,186)
Project Analysis and Assessment	(1,176)	(1,615)
Unrecoverable VAT	(493)	(109)
Others	340	(1,385)
Total other operating results, net	(4,718)	(36,824)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

	September 30, 2013	September 30, 2012
Finance income:
- Interest income	16,788	7,341
- Foreign exchange gains	53,582	37,398
- Dividends income	3,061	6,657
- Gain from repurchase of Non-convertible Notes	-	42
- Others	61	(414)
Finance income	73,492	51,024

Finance costs:
- Interest expense	(148,481)	(114,465)
- Foreign exchange losses	(289,528)	(113,591)
- Loss from repurchase of Non-convertible Notes	(14,271)	-
- Other financial costs	(27,890)	(14,930)
Finance cost	(480,170)	(242,986)
Less Finance costs capitalized	6,390	775
Total financial costs	(473,780)	(242,211)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	69,719	17,162
- (Loss) gain from derivative financial instruments (except commodities)	(3,082)	603
- (Loss) gain on the revaluation of receivables arising from the sale of farmland	(761)	4,890
Total other financial income	65,876	22,655
Total financial results, net	(334,412)	(168,532)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group incurred in a charge of Ps. 7.7 million and Ps. 2.3 million for the three-month period ended September 30, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	September 30, 2013	June 30, 2013
At the beginning	3,232,474	1,671,666
Granted	2,299,448	1,566,060
Canceled	(58,380)	(5,252)
At the end	5,473,542	3,232,474

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the three-month period ended September 30, 2013 and 2012, the Group incurred in a charge of Ps. 0.8 million and Ps. 0.5 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding under the Brasilagro Stock Option Plan were as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments (Continued)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

September 30, 2013
	First tranche			Second tranche			Third tranche
	Exercise price		Options	Exercise price		Options	Exercise price		Options
At the beginning	R$	8.97	370,007	R$	8.25	315,479	R$	8.52	315,479
Granted		-	-		-	-		-	-
Forfeited		-	-		-	-		-	-
Exercised		-	-		-	-		-	-
Expired		-	-		-	-		-	-
At the end	R$	8.97	370,007		$8.25	315,479	R$	8.52	315,479

June 30, 2013
	First tranche			Second tranche			Third tranche
	Exercise price		Options	Exercise price		Options	Exercise price		Options
At the beginning	R$	8.97	370,007	R$	8.25	315,479	R$	8.52	315,479
Granted		-	-		-	-		-	-
Forfeited		-	-		-	-		-	-
Exercised		-	-		-	-		-	-
Expired		-	-		-	-		-	-
At the end	R$	8.97	370,007	R$	8.25	315,479	R$	8.52	315,479

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the consolidated financial statements as of June 30, 2013 and 2012.

The following is a summary of the balances with related parties as of September 30, 2013:

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,695	-	(1)	-	-	-
	Leases and/or rights to use	-	-	-	-	(237)	(153)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,636	-	-	-	-	-
IRSA Developments LP	Capital contributions	-	-	-	-	-	(6)	-	-	-
	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	545	-	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	1,413	-	-	-	-	-
	Purchase – Sale of goods and/or services	-	-	-	-	-	(286)	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	153	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(241)	-	-	-
	Borrowings	-	-	-	-	-	-	(30,557)	(14,746)	-
	Mortgage bonds	-	594	-	-	-	-	-	-	-
	Foreign-currency contract	-	-	-	-	-	-	-	-	(600)
	Leases and/or rights to use	-	-	-	1,855	-	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
Total Associates		-	594	-	7,299	(237)	(1,468)	(30,557)	(14,746)	(600)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fee	-	-	-	1,835	-	-	-	-	-
	Reimbursement of expenses	-	-	-	76	-	(168	-	-	-
	Financial operations	-	-	48,368	-	-	-	-	-	-
Puerto Retiro S.A.	Constributions to be paid in	-	-	-	101	-	-	-	-	-
	Reimbursement of expenses	-	-	-	188	-	-	-	-	-
	Financial operations	-	-	-	4,147	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	204	-	(51	-	-	-
	Leases and/or rights to use	-	-	-	-	-	(214	-	-	-
	Management fee	-	-	-	690	-	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	-	5	-	-	-	-	-
	Constributions to be paid in	-	-	-	60	-	-	-	-	-
	Financial operations	-	-	1,033	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	17	-	(2	-	-	-
Quality Invest S.A.	Management fee	-	-	-	23	-	(45	-	-	-
	Reimbursement of expenses	-	-	-	81	-	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	-	(104,356)	-	-
	Reimbursement of expenses	-	-	-	113	-	(185	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	42	-	-	-	-	-
Total Joint Ventures		-	-	49,401	7,582	-	(665	(104,356)	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other Related Parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	-	-	9,342	-	-	-	-	-
	Reimbursement of expenses	-	-	-	2,549	-	(44)	-	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and/or services	-	-	-	53	-	-	-	-	-
	Legal services	-	-	-	10	-	(856)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	52	-	(1)	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	37,942	-	(4)	-	-	-
	Reimbursement of expenses	-	-	-	7	-	-	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	113	-	(5)	-	-	-
	Leases and/or rights to use	-	-	-	885	-	(3)	-	-	-
Elsztain Managing Partners	Management fee	-	-	-	-	-	(22)	-	-	-
Dolphin Fund PLC	Capital contributions	446,753	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-	-
Total Other related parties		446,753	-	-	51,086	-	(935)	-	-	-
Directors and Senior Management
Directors and Senior Management	Management fee	-	-	-	5,955	(11,342)	(11,486)	-	-	-
	Director's fees provision	-	-	-	-	(479)	(14,571)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	-	-	328	-	(105)	-	-	-
Total Directors and Senior Management		-	-	-	6,283	(11,841)	(26,162)	-	-	-
Total		446,753	594	49,401	72,25	(12,078)	(29,23)	(134,913)	(14,746)	(600)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	1,759	-	(1)	-	-
	Management fee	-	-	226	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	1,525	-	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	32	-	(5)	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	507	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	1,471	-	-	-	-
	Sale of goods and/or services	-	-	708	-	(364)	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	113	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	(35,557)	(9,738)
	Non-convertible notes	5,135	-	-	-	-	-	-
	Mortgage bonds	540	-	-	-	-	-	-
	Leases and/or rights to use	-	-	11	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	(781)	-	-
Total Associates		5,675	-	6,650	-	(1,523)	35,557	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Management fee	-	-	1,693	-	-	-	-
	Reimbursement of expenses	-	-	49	-	(157	-	-
	Financial operations	-	41,746	-	-	-	-	-
Puerto Retiro S.A.	Constributions to be paid in	-	-	101	-	-	-	-
	Reimbursement of expenses	-	-	180	-	-	-	-
	Financial operations	-	-	3,916	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	275	-	(142	-	-
	Leases and/or rights to use	-	-	11	-	(261	-	-
	Management fee	-	-	629	-	-	-	-
Baicom Networks S.A.	Management fee	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	18	-	(2	-	-
Quality Invest S.A.	Management fee	-	-	46	-	(45	-	-
	Reimbursement of expenses	-	-	77	-	-	-	-
	Financial operations	-	-	500	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	(98,327)	-
	Reimbursement of expenses	-	-	6,039	-	(254	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Total Joint Ventures		-	42,753	13,564	-	(861	(98,327)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Other related parties
Consultores Asset Management S.A. (CAMSA)	Management fee	-	-	9,342	-	-	-	-
	Reimbursement of expenses	-	-	2,659	-	(43)	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and/or services	-	-	60	-	-	-	-
	Legal services	-	-	22	-	(1,432)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	34,669	-	-	-	-
	Reimbursement of expenses	-	-	268	-	(3)	-	-
Museo de los niños	Reimbursement of expenses	-	-	133	-	(11)	-	-
	Leases and/or rights to use	-	-	928	-	(3)	-	-
Elsztain Managing Partners Master	Reimbursement of expenses	-	-	-	-	(61)	-	-
Elsztain Managing Partners Ltd.	Reimbursement of Capital	-	-	-	-	(105,326)	-	-
Decater	Reimbursement of Capital	-	-	-	-	(6,661)	-	-
Dolphin Fund PLC	Capital contributions	149,707	-	-	-	-	-	-
	Reimbursement of expenses	-	-	133	-	-	-	-
Total Other related parties		149,707	-	48,265	-	(113,542)	-	-
Directors and Senior Management
Directors and Senior Management	Management fee	-	-	7,599	-	(11,754)	-	-
	Advances	-	-	1,204	-	(1,746)	-	-
	Guarantee deposits	-	-	-	(20)	-	-	-
	Reimbursement of expenses	-	-	83	-	(98)	-	-
Total Directors and Senior Management		-	-	8,886	(20)	(13,598)	-	-
Total		155,382	42,753	77,365	(20)	(129,524)	(133,884)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2013:

Related party	Leases and/or rights to use	Management fee	Sale of goods and/or services	Remuneration of Board of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	1,914	-	-	-	-
Tarshop S.A.	1,598	-	-	-	-	-	-
Banco Hipotecario S.A.	120	-	-	-	-	(676)	-
Total Associates	1,718	-	1,914	-	-	(676)	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(4,027)	-
Cresca S.A.	-	14	-	-	-	1,135	-
Baicom Networks S.A.	-	3	-	-	-	28	-
Nuevo Puerto Santa Fe S.A.	(126)	117	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	231	-
Quality Invest S.A.	-	54	-	-	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-
Total Joint Ventures	(126)	188	-	-	-	(2,633)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	3,434	-
Fundación IRSA	-	-	-	-	-	-	(550)
Estudio Zang, Bergel & Viñes	-	-	-	-	(745)	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	14,296	-
Hamonet S.A.	(83)	-	-	-	-	-	-
Isaac Elzstain e Hijos S.C.A.	(157)	-	-	-	-	-	-
Total Other related parties	(240)	-	-	-	(745)	17,730	(550)
Directors and Senior Management
Directors and Senior Management	-	(14,851)	-	(15,138)	-	-	-
Total Directors and Senior Management	-	(14,851)	-	(15,138)	-	-	-
Total	1,352	(14,663)	1,914	(15,138)	(745)	14,421	(550)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2012:

Related party	Leases and/or rights to use	Management fee	Sale of goods and/or services	Corporate services	Remuneration of Board of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	-	-	-	(488)	-	-
Tarshop S.A.	1,915	76	-	-	-	-	-	-
Total Associates	1,915	76	-	-	-	(488)	-	-
Joint Ventures
Cyrsa S.A.	6	-	-	-	-
Cresca S.A.	-	(492)	-	-	-	-	1,031	-
Baicom Networks S.A.	-	-	-	3	-	-	22	-
Puerto Retiro S.A.	-	-	-	-	-	-	(82)	-
Quality Invest S.A.	-	54	-	-	-	-	-	-
Canteras Natal Crespo S.A.	-	36	-	-	-	-	4	-
Total Joint Ventures	6	(402)	-	3	-	-	975	-
Other related parties
Fundación IRSA	-	-	-	-	-	-	-	(1,662)
Estudio Zang, Bergel & Viñes	-	281	-	-	-	(2,026)	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	(758)	-
Total Other related parties	-	281	-	-	-	(2,026)	(758)	(1,662)
Directors and Senior Management	-
Directors and Senior Management	-	(6,699)	-	-	-	-	-	-
Total Directors and Senior Management	-	(6,699)	-	-	-	-	-	-
Total	1,921	(6,744)	-	3	-	(2,514)	217	(1,662)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Negative working capital

At the end of the year, the Company carried a working capital deficit of Ps. 107,890 whose treatment is being considered by the Board of Directors and the respective Management.

37.	Subsequent events

Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2013, the Company’s Annual Shareholder’s Meeting for fiscal year ended June 30, 2013 was held at Bolívar 108, 1st Floor, City of Buenos Aires, in order to discuss and approve the following issues: (i) analysis of the provisions set forth in Ruling No. 609/ 2012 of the National Securities Commission (CNV) and setting up of a special reserve under Shareholder’s Equity, deciding that (a) a special reserve be set up under Shareholder’s Equity reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS, and the balance at closing of retained earnings disclosed in the last financial statements prepared under the previously effective accounting standards, and (b) the amount of Ps. 34,781,400 be deducted from the “Special Reserve” to be reallocated to the Legal Reserve; (ii) the documents set forth in Section 234, subsection 1 of Act No. 19,550 for fiscal year ended June 30, 2013; (iii) the treatment and allocation of income/loss for the year ended June 30, 2013 to be offset against the “Special Reserve” balance; (iv) the partial reversal of the Reserve for New Developments to be applied to the payment of cash dividends for up to Ps. 120,000,000; delegating to the Board of Directors the payment of such dividends to shareholders within the effective statutory term, and the payment of such dividends to GDS holders; ratifying the dividend paid the prior year; (v) consideration of the Board of Director’s and Supervisory Committee’s performance; (vi) the Directors’ fees in the amount of Ps. 17,547,324; vii) fixing the number and electing permanent and alternate directors, and members of the Supervisory Committee; viii) the designation of Mr. Carlos Martin Barbafina, member of PriceWaterhouseCoopers, as the certifying accountant of the financial statements for the following fiscal year and determination of fees payable; (ix) the update of the share services contract report; (x) the approval of the amounts payable as shareholders’ tax on personal assets; (xi) the delegation of the Incentive Plan implementation to the Board of Directors, and approval of the final terms and conditions of the Program and Trust Agreement; (xii) the consideration of the renewed delegation to the Board of Directors of the authority to fix the timing, currency of issue and other terms and conditions of short-term debt securities pursuant to the decisions made at the Shareholder’s Meeting held on October 29, 2009 and October 31, 2011 to be issued for an outstanding amount that may not exceed at any time the equivalent in Argentine Pesos to US$ 30 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events (Continued)

Sale of farmland

On October 17, 2013, the Group through its subsidiary Yuchán, signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon" for an overall amount of US$ 7 million. To date, the Company has collected US$ 0.2 million and the remaining balance will be paid in 7 semi-annual consecutive installments, being the last one in June 2017.

Issuance of Non-Convertible Notes - Class XV and XVI

Under the Plan approved by the Meeting of Shareholders for a maximum amount of US$ 300 million and authorized by the Argentine Securities and Exchange Commission on October 22, 2013, the Board of Directors approved on October 31, 2013 a Pricing Supplement for the issue of Series 8, Class XV and XVI simple (non-convertible) corporate notes. On November 5, 2013, the Securities Exchange Commission approved the Pricing Supplement and posted the related Subscription Notice. The dissemination period begins on November 6, 2013 and ends on November 12, 2013 and the auction will take place on November 13, 2013, in accordance with the Securities Exchange Commission's rules.

Below is a detail of the main features of the Corporate Notes:

-
Class XV to be issued in Argentine Pesos for a principal amount of up to Ps. 100 million, accruing interest at Badlar rate plus a margin to be tendered. Interest shall be paid on a quarterly basis. Principal will be repaid in 3 installments on the 18th, 21th and 24th months from the issue date.

-
Class XVI to be issued in US dollars (but to be paid in and settled in Argentine Pesos, at the applicable exchange rate) for a principal amount of up to the equivalent to Ps. 200 million, accruing interest at fixed rate of 1.50%, the price will be tendered in the auction and interest will be paid on a quarterly basis. Principal will be paid in 2 installments on the 54th and the 60th months from the issue date.

The total amount of the series may be increased up to the total authorized amount of the Program.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events (Continued)

Forward operations

During October 2013, Alto Palermo S.A. and Banco Hipotecario S.A. carried out US-dollar forward transactions as per the following detail:

Buyer	Seller	Asset	Amount	Term Price	Date of Execution	Settlement
Alto Palermo S.A.	Banco Hipotecario S.A.	US$	5 million	6,420	10/01/2013	01/31/2014
Alto Palermo S.A.	Banco Hipotecario S.A.	US$	5 million	6,418	10/01/2013	01/31/2014

Repurchase plan involving common shares and GDS issued by IRSA

On October 15, 2013, IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps.11.00 per common share and US$ 11.50 per GDS.

On October 22, 2013 IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS.

During October 2013, IRSA acquired 123,000 common shares (at a nominal value of Ps. 1 per share) for a total amount of Ps. 1.2 million and 62,079 GDS (representing 620,790 common shares) for a total amount of US$ 0.62 million.

Subscription Dolphin Fund Ltd. (“Dolphin”)

During the three-month period, the Group, through its subsidiaries Tyrus and Ritelco, subscribed shares of Dolphin for an amount of US$ 75 million. After September 30, 2013, trough Tyrus, the Group, subscribed shares of Dolphin for an amount of US$ 9 million, and has given a loan for an amount of US$ 6 million.

On November 3, 2013, Dolphin, along with other investors, made an offer to purchase up to a 45% interest in IDB Development Corporation (“IDBD”), an Israeli company, within the framework of a debt restructuring process that its controlling company, IDBH, is currently negotiating with creditors, pursuant to Israel’s applicable laws. Among other things, the process is subject to the approval of creditor’s committees and courts with competent jurisdiction over the matter.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events (Continued)

Dolphin plans to invest the funds contributed by its shareholders in IDBD by subscribing shares issued by said company and by making a payment to IDBH’s creditors. As proof of Dolphin’s engagement in the restructuring process, Dolphin and other investors have set up an escrow account for up to US$ 75 million and, in order to submit its purchase offer, deposited US$ 20.6 million in escrow in favor of the competent Court.

IDBD controls certain Israeli and international companies, and is involved in several markets and industry sectors, including real estate, insurance, agribusiness, banks and financial sector, retail, new technologies, telecommunications, utilities and oil & gas production.

Subject to the latest judicial developments, the acquisition process is expected to conclude during the first quarter of 2014.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires
CUIT: 30-50930070-0

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of September 30, 2013, and the related unaudited condensed interim consolidated statements of income and comprehensive income for the three-month period ended September 30, 2013, and the unaudited condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the three-month period ended September 30, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

5.	In accordance with current regulations, we hereby inform that :

a)
   the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2013, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 7,024,038, which was not callable at that date.

Autonomous City of Buenos Aires, November 11, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2013 and for the three-month periods ended September 30, 2013 and 2012

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	June 30, 2013
ASSETS
Non-current assets
Investment properties	7	23,608	25,838
Property, plant and equipment	8	398,971	387,987
Intangible assets	9	18,942	19,156
Biological assets	10	183,354	192,065
Investments in subsidiaries, associates and joint ventures	6	3,038,498	2,872,627
Deferred income tax assets	21	76,467	15,212
Income tax credit		72,067	67,752
Trade and other receivables	13	-	80,837
Investment in financial assets	14	21	21
Total Non-current assets		3,811,928	3,661,495
Current assets
Biological assets	10	51,803	82,769
Inventories	11	113,166	144,222
Income tax credit		1,774	1,938
Trade and other receivables	13	268,683	254,850
Investment in financial assets	14	152,437	148,715
Cash and cash equivalents	16	40,342	36,739
Total Current assets		628,205	669,233
TOTAL ASSETS		4,440,133	4,330,728
SHAREHOLDERS EQUITY
Share capital		496,562	496,562
Treasury stock……		5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	65,425
Share premium		773,079	773,079
Share warrants		106,264	106,264
Cumulative translation adjustment		73,874	2,284
Equity-settled compensation		13,917	8,345
Legal reserve		46,835	46,835
Reserve for new developments		337,065	337,065
Special reserve		695,628	695,628
Retained earnings		(124,371)	(26,522)
Acquisition of subsidiaries		(22,204)	(21,996)
TOTAL SHAREHOLDERS EQUITY		2,467,075	2,487,970
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,887	1,499
Borrowings	20	847,637	1,152,328
Provisions	19	1,617	1,612
Total Non-current liabilities		851,141	1,155,439
Current Liabilities
Trade and other payables	17	150,191	108,136
Payroll and social security liabilities	18	31,555	36,440
Borrowings	20	939,564	542,733
Derivative financial instruments	15	599	-
Provisions	19	8	10
Total Current liabilities		1,121,917	687,319
TOTAL LIABILITIES		1,973,058	1,842,758
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		4,440,133	4,330,728

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	September 30, 2012
Revenues	23	265,720	134,894
Costs	24	(299,764)	(164,706)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		50,975	56,211
Changes in the net realizable value of agricultural produce after harvest		(4,284)	11,701
Gross profit		12,647	38,100
General and administrative expenses	25	(31,010)	(14,682)
Selling expenses	25	(32,793)	(27,905)
Other operating loss net	27	(3,217)	(6,950)
Loss from operations		(54,373)	(11,437)
Share of profit of subsidiaries, associates and joint ventures	6	18,490	25,386
(Loss) / profit before Financing and Taxation		(35,883)	13,949
Finance income	28	12,163	8,767
Finance costs	28	(149,681)	(58,854)
Other financial results	28	14,297	(122)
Financial results, net	28	(123,221)	(50,209)
Loss before Income tax		(159,104)	(36,260)
Income tax gain	21	61,255	19,742
Loss for the period		(97,849)	(16,518)

Loss per share for the period:
Basic		(0.20)	(0.03)
Diluted		(i) (0.20)	(i) (0.03)

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2013	September 30, 2012
Loss for the period	(97,849)	(16,518)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	71,590	22,497
Other Comprehensive income for the period (i)	71,590	22,497
Total Comprehensive (loss) / income for the period	(26,259)	5,979

(i)  Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative currency translation adjustment	Equity-settled compensation	Legal Reserve	Reserve for new developments	Special Reserve (1)	Retained Earnings	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(97,849)	(97,849)
Other comprehensive income for the period	-	-	-	-	-	-	-	71,590	-	-	-	-	-	71,590
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	71,590	-	-	-	-	(97,849)	(26,259)
Equity-settled compensation	-	-	-	-	-	-	-	-	5,860	-	-	-	-	5,860
Changes in interest in subsidiaries	-	-	-	-	-	-	(208)	-	-	-	-	-	-	(208)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)
Balance as of September 30, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(22,204)	73,874	13,917	46,835	337,065	695,628	(124,371)	2,467,075

(1) Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 27 to the Unaudited Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative currency translation adjustment	Equity -settled compensation	Legal Reserve	Reserve for new developments	Retained Earnings	Total shareholders’ Equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(16,518)	(16,518)
Other comprehensive income for the period	-	-	-	-	-	-	-	22,497	-	-	-		22,497
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	22,497	-	-	-	(16,518)	5,979
Acquisition of subsidiaries	-	-	-	-	-	-	2,103	-	-	-	-	-	2,103
Equity-settled compensation	-	-	-	-	-	-	-	-	1,823	-	-	-	1,823
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1
Balance as of September 30, 2012	496,562	5,001	166,218	773,079	106,264	1,547,124	(7,493)	(59,442)	6,363	42,922	389,202	650,093	2,568,769

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2013	September 30, 2012
Operating activities:
Cash provided by operations	15	71,179	12,034
Income tax paid		-	-
Net cash provided by operating activities		71,179	12,034
Investing activities:
Acquisition of subsidiaries, associates and joint ventures	4	-	(5,694)
Capital contribution to subsidiaries, associates and joint ventures	6	(3,918)	(20,397)
Proceeds from sale of companies		274	-
Purchases of investment properties	7	(878)	(441)
Proceeds from sale of investment properties		64	-
Purchases of property, plant and equipment	8	(11,092)	(13,308)
Proceeds from sale of property, plant and equipment		633	-
Purchase of intangible assets	9	(17)	-
Payment of investment in financial assets		(125,326)	-
Proceeds from disposals of Investment in financial assets		136,500	928
Loans granted to subsidiaries, associates and joint ventures		(14,280)	(18,245)
Loans repayments received from subsidiaries, associates and joint ventures		734	29,192
Dividends received		2,738	-
Net cash used in investing activities		(14,568)	(27,965)
Financing activities:
Proceeds from issuance of non-convertible notes		-	142,168
Payment of non-convertible notes		(53,651)	(96,904)
Proceeds from borrowings		72,655	72,338
Repayments of borrowings		(22,368)	(71,851)
Proceeds from borrowings from subsidiaries, associates and joint ventures		-	-
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	-
Payments of warrants		(288)	-
Proceeds from warrants		-	1
Payment of seller financing		(48)	(44)
Interest paid		(50,268)	(32,425)
Net Cash flows (used in) provided by financing activities		(54,154)	13,283
Net increase (decrease) in cash and cash equivalents		2,457	(2,648)
Cash and cash equivalents at beginning of period	15	36,739	8,194
Foreign exchange gain on cash and cash equivalents		1,146	18
Cash and cash equivalents at end of period		40,342	5,564

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice- President II acting as President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2013.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statement

2.1.         Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions No. 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual Separate Financial Statements of the Company as of June 30, 2013. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the three-month periods ended September 30, 2013 and 2012 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended September 30, 2013 and 2012 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2.	Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2013. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statement (Continued)

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual financial statements relative to the year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

4.	Acquisitions and disposals

On September 30, 2013, the Company sold receivables due from Agropecuaria Acres de Sud S.A., Yuchán Agropecuaria S.A., Yatay Agropecuaria S.A. and Ombú Agropecuaria S.A. to Doneldon, for a total amount of US$ 12.4 million, which were capitalized on that same date.

See summary of acquisition and additional disposal of the Company for the three-month period ended September 30, 2013 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management and fair value estimates

5.1.	Financial risk

The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2013 and 2012 and July 1, 2011. Since June 30, 2013 there have been no changes in the risk management or risk management policies applied by the Company.

5.2.           Fair value estimates

Since June 30, 2013 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2013 and for the fiscal year ended June 30, 2013:

	September 30, 2013	June 30, 2013
Beginning of the period / year	2,872,627	2,656,655
Acquisition of subsidiaries	(229)	(7,521)
Capital contribution	76,334	109,504
Disposal of subsidiaries	(255)	(1,192)
Share of profit, net	18,490	131,953
Cumulative translation adjustments	71,590	100,778
Equity- settled compensation	4,052	4,886
Dividend paid	(4,111)	(122,819)
Reimbursement of expired dividends	-	383
End of the period / year	3,038,498	2,872,627

See changes in Company’s investment in associates and joint ventures for the three-month periods ended September 30, 2013 and 2012 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2013 and for the fiscal year ended as of June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	25,838	15,995
Additions	878	2,532
Reclassifications of Property, plant and equipment	(2,932)	8,579
Disposals	(64)	(907)
Depreciation charge (i)	(112)	(361)
End of the period / year	23,608	25,838

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	September 30, 2013	September 30, 2012
Rental and service income	2,102	6,079

8.	Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the three-month period ended September 30, 2013 and for the fiscal year ended as of June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	387,987	360,329
Additions	11,092	51,535
Reclassifications to investment properties	2,932	(8,579)
Disposals	(640)	(7,016)
Depreciation charge (i) (Note 25)	(2,400)	(8,282)
End of the period / year	398,971	387,987

(i)
For the three-month period ended as of September 30, 2013, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 143 under the line item “General and administrative expenses” and Ps. 11 under the line item “Selling expenses” and Ps. 2,246 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2013, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 436 under the line item “General and administrative expenses” and Ps. 7,846 under the line item “Cost” in the Statement of Income.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2013 and for the fiscal year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	19,156	20,151
Additions	17	57
Amortization charge (i)	(231)	(1,052)
End of the period / year	18,942	19,156

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. There is no impairment charges for any of the periods presented.

10.	Biological assets

Changes in Company’s biological assets for the three-month period ended as of September 30, 2013 and for the fiscal year ended as of June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	274,834	249,180
Increase due to purchases	-	712
Initial recognition and changes in the fair value of biological assets	39,896	350,846
Decrease due to harvest	(51,016)	(260,704)
Decrease due to sales	(28,334)	(63,969)
Decrease due to consumption	(223)	(1,231)
End of the period / year	235,157	274,834

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Biological assets (Continued)

Biological assets as of September 30, 2013 and June 30, 2013 were as follows:

	Classification	September 30, 2013	June 30, 2013
Non-current
Cattle for dairy production	Production	27,817	27,957
Breeding cattle	Production	146,938	155,058
Other cattle	Production	5,981	6,320
Others biological assets	Production	2,618	2,730
Non-current biological assets		183,354	192,065
Current
Cattle for dairy production	Consumable	118	177
Breeding cattle	Consumable	32,121	40,692
Crops	Consumable	18,949	41,150
Other cattle	Consumable	615	750
Current biological assets		51,803	82,769
Total biological assets		235,157	274,834

11.	Inventories

Company’s inventories as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Crops	18,305	74,929
Materials and inputs	78,585	46,998
Seeds and fodders	16,276	22,295
Total inventories	113,166	144,222

As of September 30, 2013 and June 30, 2013 the cost of inventories recognized as expense amounted to Ps. 193,259 and Ps. 343,505, respectively and they have been included in “Costs”.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category

Determining fair values

See determination of the fair value of the Company in Note 16 to the Unaudited Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

Determining fair values

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	128,237	-	-	128,237
- Shares	-	21	-	21
- Corporate bonds	24,200	-	-	24,200
Cash and cash equivalents	112	-	-	112
Total assets	152,549	21	-	152,570
Liabilities
- Interest-rate swaps	-	599	-	599
Total liabilities	-	599	-	599

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	127,235	-	-	127,235
- Shares	-	21	-	21
- Corporate bonds	21,480	-	-	21,480
Cash and cash equivalents	160	-	-	161
Total assets	148,875	21	-	148,897

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Consolidated Financial Statements.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Trade and other receivables

Company’s trade and other receivables as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
VAT receivables	-	7,202
Non-current other receivables	-	7,202
Related parties (Note 30)	-	73,635
Non-current trade and other receivables	-	80,837
Current
Receivables from sale of agricultural products and services	73,818	51,427
Deferred checks received	7,043	11,101
Debtors under legal proceedings	281	281
Less: allowance for doubtful accounts	(689)	(415)
Trade receivables	80,453	62,394
Prepayments	22,535	23,686
VAT receivables	14,553	5,905
Gross sales tax credit	2,602	1,904
Other tax receivables	1,908	951
Advance payments	1,244	133
Expenses and services to recover	4,125	3,522
Others	4,604	17,851
Current other receivables	51,571	53,952
Related parties (Note 30)	136,659	138,504
Current trade and other receivables	268,683	254,850
Total trade and other receivables	268,683	335,687

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

Movements on the Company’s allowance for doubtful accounts are as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	415	474
Additions	274	38
Unused amounts reversed / uses	-	(97)
End of the period / year	689	415

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Investment in financial assets

Company’s investments in financial assets as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Non-current
Shares	21	21
Total non-Current financial assets	21	21

Current
Corporate bonds	24,200	21,480
Mutual funds	128,237	127,235
Total current financial assets	152,437	148,715
Total Investment in financial assets	152,458	148,736

15.	Derivative financial instruments

Derivative financial instruments of the Company as of September 30, 2013 and June 30, 2013 are as follows:

	September 30, 2013	June 30, 2013
Liabilities
Current
Swaps	599	-
Total current liabilities	599	-
Total liabilities	599	-

16.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Cash at bank and on hand	26,203	8,504
Short-term bank deposits	14,027	28,074
Mutual funds	112	161
Total cash and cash equivalents	40,342	36,739

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the three-month period ended September 30, 2013 and 2012.

	September 30, 2013	September 30, 2012
Loss for the period	(97,849)	(16,518)
Adjustments for:
Income tax expense	(61,255)	(19,742)
Depreciation	2,512	2,095
Amortization	231	248
Gain from disposal of property, plant and equipment	21	(112)
Share-based payments	1,808	557
Release of investment property and property, plant and equipment	-	242
Unrealized loss on derivative financial instruments	1,513	2,279
Changes in the fair value of financial assets at fair value through profit or loss	(14,896)	(47)
Accrued interest, net	41,149	24,762
Unrealized initial recognition and changes in the fair value of biological assets and agricultural produce	(31,360)	(26,962)
Changes in the net realizable value of agricultural produce after harvest	4,284	(11,701)
Provisions	2,720	2,872
Share of (profit) / loss of Investment in subsidiaries, associates and joint ventures	(18,490)	(25,386)
Unrealized foreign exchange loss, net	98,436	26,036
Changes in operating assets and liabilities:
Decrease / (Increase) in biological assets	71,040	(4,344)
Decrease in inventories	26,772	61,737
Decrease in trade and other receivables	14,578	16,694
Increase in derivative financial instruments	(914)	(2,619)
Decrease in trade and other payables	35,763	(7,731)
Decrease in payroll and social security liabilities	(4,884)	(10,326)
Net cash generated from operating activities before income tax paid	71,179	12,034
The following table shows a detail of non-cash transaction occurred for the three-month period ended as of September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Non-cash activities
Unpaid dividends	(1,373)	-
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(71,588)	(22,498)
Decrease of interest in subsidiaries, associates and joint ventures through an increase in trade and other receivables	(476)	-
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	71,941	-
Equity- settled compensation	4,052	1,265
Transfers of property, plant and equipment to investment properties	2,932	(6,502)
Decrease in biological assets due to harvest	-	(50,725)

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Tax on shareholders’ personal assets	1,399	1,476
Others	9	23
Total non-current other payables	1,408	1,499
Related parties (Note 30)	479	-
Total non-current trade and other payables	1,887	1,499
Current
Trade payables	78,066	39,517
Provisions	27,624	43,126
Total current trade payables	105,690	82,643
Guarantee deposits	2,212	7,503
Gross sales tax payable	710	1,389
Tax amnesty plan for payable taxes	309	310
Withholdings tax	10,000	6,979
MPIT	2,243	-
Tax on shareholders’ personal assets	5,925	-
Others	545	3,503
Total current other payables	21,944	19,684
Related parties (Note 30)	22,557	5,809
Total current trade and other payables	150,191	108,136
Total trade and other payables	152,078	109,635

The values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

18.	Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Provision for vacation and bonuses	17,373	27,835
Social security payable	13,469	8,530
Salaries payable	309	-
Others	404	75
Current payroll and social security liabilities	31,555	36,440
Total payroll and social security liabilities	31,555	36,440

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
As of June 30, 2012	1,572	5	1,577
Additions	114	-	114
Used during period	(69)	-	(69)
As of June 30, 2013	1,617	5	1,622
Additions	6	-	6
Used during period	-	(3)	(3)
As of September 30, 2013	1,623	2	1,625

The analysis of total provisions was as follows:

	September 30, 2013	June 30, 2013
Non-current	1,617	1,612
Current	8	10
	1,625	1,622

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings

The detail of the Company’s borrowings as of September 30, 2013 and June 30, 2013 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	September 30, 2013	June 30, 2013
Non-current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%'	60	-	322,925
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	53,495	53,415
CRESUD NCN Class XII due 2014 (iii)	Unsecured	Ps.	Floating	Badlar + 410 bps	102	33,959	67,819
CRESUD NCN Class XIII due 2015 (iii)	Unsecured	US$	Fixed	1.90%'	79	458,544	425,658
CRESUD NCN Class XIV due 2018 (iii)	Unsecured	US$	Fixed	1.50%'	32	184,134	171,084
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	83,648	77,780
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	20,000	19,784
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%'	21.2	13,572	13,543
Finance lease obligations	Secured	US$	Fixed	7.50%'	-	285	320
Non-current borrowings						847,637	1,152,328

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	September 30, 2013	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	347,765	6,074
CRESUD NCN Class IX due 2014 (ii)	Unsecured	Ps.	Floating	Badlar + 300 bps	53.7	53,726	107,344
CRESUD NCN Class X due 2014 (iii)	Unsecured	US$	Fixed	7.75%	31.5	182,339	169,338
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	175,185	163,477
CRESUD NCN Class XI due 2015 (iv)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,727	26,752
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	69,379	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	(1,907)	(1,954)
CRESUD NCN Class XIV due 2018 (iii)	Unsecured	US$	Fixed	1.50%	32	(55)	(74)
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	5,449	6,266
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	164	893
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	21.2	7,684	6,895
Finance lease obligations	Secured	US$	Fixed	10.75%	-	230	217
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	72,878	22,422
Current borrowings						939,564	542,733
Total borrowings						1,787,201	1,695,061

(i) Includes an outstanding balance of Ps. 5,040 and Ps. 8,960 with ERSA and PAMSA, respectively, as of 09/30/13 and 06/30/13.
(ii) Includes an outstanding balance of Ps. 1,084 and Ps. 1,928 with ERSA and PAMSA, respectively, as of 09/30/13. Includes an outstanding balance of Ps. 2,170 and Ps. 3,858 with ERSA and PAMSA, respectively, as of 06/30/13.
(iii) Includes an outstanding balance of Ps. 3,791 with ERSA as of 09/30/13 and a balance of Ps. 3,528 with ERSA as of 06/30/13.
(iv) It includes an outstanding balance of Ps. 2,551 and Ps. 4,535 with ERSA and PAMSA, respectively as of 09/30/13. Includes an outstanding balance of Ps. 2,556 and Ps. 4,544 with ERSA and PAMSA, respectively, as of 06/30/13.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values of non-current borrowings (excluding finance leases) were as follows:

	September 30, 2013	June 30, 2013
CRESUD Class VIII NCN due 2014	-	330,873
CRESUD Class XI NCN due 2015	53,495	80,502
CRESUD Class XII NCN due 2015	33,959	102,073
CRESUD Class XIII NCN due 2015	458,544	429,071
CRESUD Class XIV NCN due 2018	184,391	172,692
Long-term loans	124,610	126,564
Total	854,999	1,241,775

21.	Taxation

The details of the provision for the Company’s income tax were as follows:

	September 30, 2013	September 30, 2012
Deferred income tax	61,255	19,742
Income tax gain	61,255	19,742

The gross movement on the deferred income tax account was as follows:

	September 30, 2013	June 30, 2013
Beginning of period / year	15,212	(61,025)
Charged to statement of income	61,255	76,237
End of period/year	76,467	15,212

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Taxation (Continued)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	September 30, 2013	September 30, 2012
Tax calculated at the tax applicable tax rate in effect	55,686	12,691
Tax effect of:
Share of profit of subsidiaries, associates and joint ventures	6,471	8,886
Tax on personal assets	(949)	(1,057)
Others	47	(778)
Income tax expense	61,255	19,742

22.	Shareholders' Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. See Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements.

Dividends

Cash dividends for the year ended June 30, 2013 for an amount of up to Ps. 120 million have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2013. See Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements

23.	Revenues

	September 30, 2013	September 30, 2012
Crops	220,491	102,407
Cattle	30,885	17,793
Milk	11,763	8,581
Supplies	457	11
Leases	2,102	6,079
Agricultural services	22	23
Total revenue	265,720	134,894

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Costs

	September 30, 2013	September 30, 2012
Crops	218,445	113,682
Cattle	55,503	30,529
Milk	22,895	17,019
Agricultural services	639	994
Leases	515	826
Supplies	4	10
Other costs	1,763	1,646
Total costs	299,764	164,706

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature

For the three-month period ended as of September 30, 2013:

	Costs
	Cost of sale and agricultural services	Cost of agricultural production	Other agricultural operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	-	57,004	114	-	-	57,118
Leases, expenses and vacant property costs	-	265	38	680	37	1,020
Amortization and depreciation	16	1,322	1,093	368	15	2,814
Doubtful accounts	-	-	-	-	274	274
Changes in biological assets and agricultural produce	220,901	-	-	-	-	220,901
Advertising, publicity and other selling expenses	-	-	-	-	72	72
Maintenance and repairs	28	2,485	188	556	16	3,273
Payroll and social security expenses	495	9,074	1,241	11,962	916	23,688
Fees and payments for services	-	1,012	58	969	72	2,111
Freights	-	2,224	13	1	18,244	20,482
Commissions	-	146	-	-	781	927
Conditioning and clearance	-	-	-	-	5,264	5,264
Directors' fees	-	-	-	15,216	-	15,216
Taxes, rates and contributions	-	1,007	59	116	7,055	8,237
Others	5	863	113	1,142	47	2,170
Total expenses by nature	221,445	75,402	2,917	31,010	32,793	363,567

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature (Continued)

For the three-month period ended as of September 30, 2012:

	Costs
	Cost of sale and agricultural services	Cost of agricultural production	Other agricultural operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	9	39,082	389	-	-	39,480
Leases, expenses and vacant property costs	-	226	34	572	43	875
Amortization and depreciation	15	1,106	884	330	8	2,343
Doubtful accounts	-	-	-	-	(65)	(65)
Changes in biological assets and agricultural produce	106,329	-	-	-	-	106,329
Advertising, publicity and other selling expenses	-	-	2	-	142	144
Maintenance and repairs	27	2,420	602	666	26	3,741
Payroll and social security expenses	85	7,659	1,221	9,256	856	19,077
Fees and payments for services	-	907	33	1,115	201	2,256
Freights	-	1,148	14	-	17,882	19,044
Commissions	-	37	-	-	536	573
Conditioning and clearance	-	-	-	-	3,561	3,561
Directors' fees	-	-	-	683	-	683
Taxes, rates and contributions	-	683	69	48	3,998	4,798
Others	-	1,507	218	2,012	717	4,454
Total expenses by nature	106,465	54,775	3,466	14,682	27,905	207,293

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Employee costs

	September 30, 2013	September 30, 2012
Salaries, bonuses and social security costs	20,465	17,397
Other benefits and expenses	1,362	1,003
Share-based payments	1,808	557
Pension costs – defined contribution plan	53	120
	23,688	19,077

27.	Other operating losses, net

	September 30, 2013	September 30, 2012
Management fee	14	516
Gain (loss) from commodity derivative financial instruments	807	(4,281)
(Loss) gain from disposal of property, plant and equipment	(21)	112
Tax on shareholders personal assets	(2,712)	(3,019)
Donations	(113)	(85)
Project analysis and assessment	(711)	-
Others	(481)	(193)
Total other operating expense, net	(3,217)	(6,950)

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Financial results, net

	September 30, 2013	September 30, 2012
Finance income:
- Interest income	3,342	3,112
- Foreign exchange gains	8,821	5,655
Finance income	12,163	8,767

Finance costs:
- Interest expense	(44,491)	(27,874)
- Foreign exchange losses	(102,590)	(27,164)
- Other finance costs	(2,600)	(3,816)
Finance costs	(149,681)	(58,854)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	14,896	(86)
- Loss of derivative financial instruments (except commodities)	(599)	(36)
Total other finance results	14,297	(122)
Total financial results, net	(123,221)	(50,209)

29.	Share-based payments

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2013 and 2012.

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

The following is a summary of the balances with related parties as of September 30, 2013:

Related party	Description of transaction	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	4,788	-	-	-	-
	Share-based payments	-	-	(559)	-	-
	Sale of goods and/or services	-	-	(701)	-	-
	Reimbursement of expenses	1,461	-	-	-	-
BrasilAgro	Reimbursement of expenses	466	-	-	-	-
	Dividends receivable	1,891	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	32	-	-	-	-
	Sale of goods and/or services	8,337	-	-	-	-
Helmir S.A.	Financial operations	21,510	-	-	-	-
Ombú Agropecuaria S.A.	Management fee	844	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	4	-	-	-	-
Agropecuaria Acres del Sud S.A.	Management fee	1,919	-	-	-	-
	Reimbursement of expenses	140	-	-	-	-
Agrotech S.A.	Reimbursement of expenses	71	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	152	-	-	-	-
	Financial operations	1,592	-	-	-	-
	Leases	3	-	-	-	-
	Purchase-Sale of goods and/or services	-	-	(5,370)	-	-
	Management fee	19	-	-	-	-
Yatay Agropecuaria S.A.	Management fee	844	-	-	-	-

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Yuchán Agropecuaria S.A.	Management fee	844	-	-	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	89	-	-	-	-
	Purchase-Sale of goods and/or services	12,370	-	(194)	-	-
Total Subsidiaries		57,376	-	(6,824)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	153	-	-	-	-
Agro-Uranga S.A.	Dividends receivables	1,413	-	-	-	-
	Purchase-Sale of goods and/or services	-	-	(215)	-	-
Total Associates		1,566	-	(215)	-	-

Joint Ventures
Cresca S.A.	Reimbursement of expenses	76	-	(168)	-	-
	Management fee	1,835	-	-	-	-
Total Joint Ventures		1,911	-	(168)	-	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe	Reimbursement of expenses	-	-	(1)	-	-
Alto Palermo S.A.	Reimbursement of expenses	10,825	-	-	-	-
	Share-based payments	-	-	(538)	-	-
	Corporate services	17,749	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	(7)	-	-
	Non-convertible Notes	-	-	-	(5,040)	(7,426)
E-Commerce Latina S.A.	Reimbursement of expenses	33	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	19	-	-	-	-
	Non-convertible Notes	-	-	-	(8,960)	(6,463)
Fibesa S.A.	Reimbursement of expenses	2	-	-	-	-
Total Subsidiaries of the subsidiaries		28,628	-	(546)	(14,000)	(13,889)

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	2	-	-	-	-
Total Associates of the subsidiaries		2	-	-	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	58	-	-	-	-
Total Joint Ventures of the subsidiaries		58	-	-	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	9,342	-	-	-	-
	Reimbursement of expenses	89	-	(3)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(230)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	37,598	-	-	-	-
	Reimbursement of expenses	7	-	-	-	-
Other Related parties		47,036	-	(233)	-	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	82	-	-	-	-
	Directors' fees	-	(479)	(14,571)	-	-
Total Directors and Senior Management		82	(479)	(14,571)	-	-
		136,659	(479)	(22,557)	(14,000)	(13,889)

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	8,503	-	-	-
	Dividends receivables	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-
	Sale of goods and/or services	-	-	(701)	-	-
	Reimbursement of expenses	-	-	(1,030)	-	-
BrasilAgro	Reimbursement of expenses	-	457	-	-	-
	Dividends receivables	-	1,891	-	-	-
	Sale of goods and/or services	-	-	(12)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	25	(7)	-	-
	Sale of goods and/or services	-	4,227	-	-	-
Helmir S.A.	Financial operations	-	6,755	-	-	-
Northagro S.A.	Reimbursement of expenses	-	-	-	-	-
	Financial operations	-	288	-	-	-
Ombú Agropecuaria S.A.	Financial operations	28,987	-	-	-	-
	Management fee	-	679	-	-	-
Pluriagro S.A.	Reimbursement of expenses	-	288	-	-	-
	Financial operations	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	4	-	-	-
Agropecuaria Acres del Sud S.A.	Financial operations	15,417	-	-	-	-
	Management fee	-	1,919	-	-	-
	Reimbursement of expenses	-	60	-	-	-
Agrotech S.A.	Reimbursement of expenses	-	66	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	490	-	-	-
	Financial operations	-	1,566	-	-	-
	Purchase-Sale of goods and/or services	-	1,192	(916)	-	-
	Management fee	-	19	-	-	-
Yatay Agropecuaria S.A.	Financial operations	13,718	-	-	-	-
	Management fee	-	679	-	-	-

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Yuchán Agropecuaria S.A.	Financial operations	15,513	-	-	-	-
	Management fee	-	679	-	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	39	-	-	-
	Purchase-Sale of goods and/or services	-	17,361	(27)	-	-
Total Subsidiaries		73,635	47,187	(2,693)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	113	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	1,471	-	-	-
	Purchase-Sale of goods and/or services	-	765	(215)	-	-
Total Associates		-	2,349	(215)	-	-

Joint Ventures
Cresca S.A.	Reimbursement of expenses	-	49	(157)	-	-
	Management fee	-	1,693	-	-	-
Total Joint Ventures		-	1,742	(157)	-	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe	Reimbursement of expenses	-	-	(1)	-	-
Nuevas Fronteras S.A.	Service provider	-	-	(2)	-	-
Alto Palermo S.A.	Reimbursement of expenses	-	11,679	-	-	-
	Financial operations	-	-	(537)	-	-
	Corporate services	-	24,176	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	(7)	-	-
	Non-convertible Notes	-	-	-	(5,040)	(8,254)
Panamerican Mall S.A.	Non-convertible Notes	-	-	-	(8,960)	(8,402)
Tyrus	Reimbursement of expenses	-	23	-	-	-
Fibesa S.A.	Reimbursement of expenses	-	1	-	-	-
Total Subsidiaries of the subsidiaries		-	35,879	(547)	(14,000)	(16,656)

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	5,955	-	-	-
Total Joint Ventures of the subsidiaries		-	5,955	-	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Management fee	-	9,342	-	-	-
	Reimbursement of expenses	-	89	(2)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(419)	-	-
	Sale of goods and/or services	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	34,669	-	-	-
	Reimbursement of expenses	-	7	-	-	-
Total Other Relates Parties		-	44,107	(421)	-	-

Directors and Senior Management
Directors	Reimbursement of expenses	-	81	(30)	-	-
	Advances to directors	-	1,204	(1,746)	-	-
Total Directors and Senior Management		-	1,285	(1,776)	-	-
		73,635	138,504	(5,809)	(14,000)	(16,656)

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2013:

Related party	Leases and/or rights of use	Directors/ Management fee	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(316)	-	-	-	7,606	-	-
Cactus Argentina S.A.	-	-	-	(3,919)	-	-	26
Futuros y Opciones.Com S.A.	-	29	-	-	-	-	(461)
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	6,979	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	761
Agrotech S.A.	-	-	-	-	-	-	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	1,489
Ombú Agropecuaria S.A.	-	166	-	-	-	-	2,779
Yuchán Agropecuaria S.A.	-	166	-	-	-	-	1,473
Yatay Agropecuaria S.A.	-	166	-	-	-	-	1,316
Total Subsidiaries	(316)	527	6,979	(3,919)	7,606	-	7,383

Associates
Agro-Uranga S.A.	-	-	-	1,886	-	-	-
Total Associates	-		-	1,886	-	-	-

Joint Ventures
Cresca S.A.	-	14	-	-	-	-	-
Total Joint Ventures	-	14	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(853)
Panamerican Mall S.A.	-	-	-	-	-	-	(915)
Alto Palermo S.A.	-	-	-	-	20,245	-	-
Total Subsidiaries of the subsidiaries	-	-	-	-	20,245	-	(1,768)

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Directors/ Management fee	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(36)	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	3,373
Hamonet S.A.	(28)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(52)	-	-	-	-	-	-
Employees	-	-	-	-	-	-	-
Total other related parties	(80)	-	-	-	-	(36)	3,373

Directors and Senior Management
Directors and Senior Management	-	(15,216)	-	-	-	-	-
Total directors and Senior Management	-	(15,216)	-	-	-	-	-
	(396)	(14,675)	6,979	(2,033)	27,851	(36)	8,988

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2012:

Related party	Leases and/or rights of use	Directors/ Management fee	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Remuneration of the board of Directors	Legal services	Financial operations
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(206)	-	-	-	6,159	-	-	-
Cactus Argentina S.A.	6	24	135	(265)	-	-	-	27
Futuros y Opciones.Com S.A.	-	-	-	-	-	-	-	(585)
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	535	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	-	360
Agrotech S.A.	-	-	-	-	-	-	-	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	-	297
Ombú Agropecuaria S.A.	-	81	-	-	-	-	-	580
Yuchán Agropecuaria S.A.	-	81	-	-	-	-	-	313
Yatay Agropecuaria S.A.	-	81	-	-	-	-	-	276
Total Subsidiaries	(200)	267	670	(265)	6,159	-	-	1,268

Associates
Agro-Uranga S.A.	-	-	488	-	-	-	-	-
Total Associates	-	-	488	-	-	-	-	-

Joint Ventures
Cresca S.A.	-	492	-	-	-	-	-	-
Total Joint Ventures	-	492	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-		-	-	-	(546)
Panamerican Mall S.A.	-	-	-		-	-	-	(822)
Alto Palermo S.A.	-	-	-	-	(16,597)	-	-	-
Total Subsidiaries of the subsidiaries	-	-	-	-	(16,597)	-	-	(1,368)

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Directors/ Management fee	Sale of goods and/or services	Purchase of goods and/or services	Corporate Services	Remuneration of the board of Directors	Legal Services	Financial operations
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	-	(281)	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	-	844
Employees	-	-	-	-	-	-	-	392
Total other related parties	-	-	-	-	-	-	(281)	1,236

Directors and Senior Management
Directors and Senior Management	-	(387)	-	-	-	-	-	-
Total directors and Senior Management	-	(387)	-	-	-	-	-	-
	(200)	372	1,158	(265)	(10,438)	-	(281)	1,136

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Negative working capital

As of fiscal year-end, the Company presents a working capital deficit of Ps. 493,712 treatment of which is being considered by the Board of Directors and the respective Management.

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date

		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
Items		09.30.13	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	20,51	-	187,476	-	-	60,697	-	-	-	-	268,683
	Deferred income tax	-	1,774	148,534	-	-	-	-	-	-	-	-	150,308
	Total	-	22,284	148,534	187,476	-	-	60,697	-	-	-	-	418,991
Liabilities	Trade and other payables	-	-	-	150,189	2	-	-	870	305	305	407	152,078
	Borrowings	-	-	-	135,895	121,318	156,781	525,57	563,454	17,587	15,042	251,554	1,787,201
	Payroll and social security liabilities	-	-	-	17,079	-	8,049	6,427	-	-	-	-	31,555
	Provisions	-	8	1,617	-	-	-	-	-	-	-	-	1,625
	Total	-	8	1,617	303,163	121,32	164,83	531,997	564,324	17,892	15,347	251,961	1,972,459

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	183,469	85,214	268,683	-	-	-	183,469	85,214	268,683
	Income tax credit and Deferred income tax	1,774	-	1,774	148,534	-	148,534	150,308	-	150,308
	Total	185,243	85,214	270,457	148,534	-	148,534	333,777	85,214	418,991
Liabilities	Trade and other payables	149,027	1,164	150,191	1,887	-	1,887	150,914	1,164	152,078
	Borrowings	230,558	709,006	939,564	121,026	726,611	847,637	351,584	1,435,617	1,787,201
	Payroll and social security liabilities	31,555	-	31,555	-	-	-	31,555	-	31,555
	Provisions	8	-	8	1,617	-	1,617	1,625	-	1,625
	Total	411,148	710,17	1,121,318	124,53	726,611	851,141	535,678	1,436,781	1,972,459

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

As of September 30, 2013 there are no receivable and liabilities subject to adjustment clause.

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

		Current				Non-current
Description		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non Accruing interest	Total
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	60,596	101	207,986	268,683	-	-	-	-	60,596	101	207,986	268,683
	Income tax credit and deferred income tax	-	-	1,774	1,774	-	-	148,534	148,534	-	-	150,308	150,308
	Total	60,596	101	209,76	270,457	-	-	148,534	148,534	60,596	101	358,294	418,991
Liabilities	Trade and other payables	-	-	150,191	150,191	-	-	1,887	1,887	-	-	152,078	152,078
	Borrowings	783,728	153,211	2,625	939,564	679,145	171,876	(3,384)	847,637	1,462,873	325,087	-759	1,787,201
	Payroll and social security liabilities	-	-	31,555	31,555	-	-	-	-	-	-	31,555	31,555
	Provisions	-	-	8	8	-	-	1,617	1,617	-	-	1,625	1,625
	Total	783,728	153,211	184,379	1,121,318	679,145	171,876	120	851,141	1,462,873	325,087	184,499	1,972,459

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Agrotech S.A.	Argentina	Investment	95%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.69%
Sedelor S.A.	Uruguay	Investment	100%
Doneldon S.A.	Uruguay	Investment	100%
Codalis S.A.	Uruguay	Investment	100%
Alafox S.A.	Uruguay	Investment	100%
Cactus Argentina S.A.	Argentina	Agro-industrial	95.07%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	60.50%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real estate	64.58%

(*) All companies whose principal activity is “Investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.

b.	Related parties debit / credit balances. See Note 30.

6.	Loans to directors

See Note 30.

7.	Inventories

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values

See Note 2 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment

None.

10.	Obsolete unused property, plant and equipment

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Note 2 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

13.	Insurances

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	324,463	8,459
Vehicles	Third parties, theft, fire and civil liability	9,726	3,035

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements

.

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	09.30.13	06.30.13
Non-current Assets	9,863,796	9,122,489
Current Assets	2,804,629	3,288,236

Non-current Liabilities	4,978,421	5,026,809
Current Liabilities	2,912,519	2,664,850

Minority interest	2,310,410	2,231,096
Shareholders' Equity	4,777,485	4,719,066

(1)	Amounts have not been revised to account for the adjustments to retained earnings following the recognition of deferred income taxes as indicated in Note 2.r to the Unaudited Financial Statements.

Comparative Income Structure

	09.30.13	06.30.13
Other operating results, net	(4,718)	92,332
Operating results	161,649	1,106,361
Financial results, net	(334,412)	(908,761)
Share of profit / (loss) of associates and joint ventures	38,366	(9,818)

(Loss) / profit before Income tax	(134,397)	187,782
Income tax expense	45,382	(33,519)
(Loss) / profit for the period	(89,015)	154,263

Attributable to:
Equity holders of the parent	(97,849)	(26,907)
Non-controlling interest	8,834	181,170

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Production volume

	Three-month period ended September 30, 2013	Accumulated July 1, 2013 to September 30, 2013
Beef Cattle (in tons)	1,664	1,664
Butyraceous (in tons)	207	207
Crops (in tons)	545,461	545,461

Sales volume

	Three-month period ended September 30, 2013	Accumulated July 1, 2013 to September 30, 2013
Beef Cattle (in tons)	4,005	4,005
Butyraceous (in tons)	207	207
Crops (in tons)	660,332	660,332

Local Market

	Three-month period ended September 30, 2013	Accumulated July 1, 2013 to September 30, 2013
Beef Cattle (in tons)	4,005	4,005
Butyraceous (in tons)	207	207
Crops (in tons)	660,332	660,332

45

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires
CUIT: 30-50930070-0

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria as of September 30, 2013, and the related unaudited condensed interim separate statements of income and comprehensive income for the three month period ended September 30, 2013, and the unaudited condensed interim separate statements of changes in shareholders’ equity and cash flows for the three-month period ended September 30, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

46

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2013, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 7,024,038, which was not callable at that date.

Autonomous City of Buenos Aires, November 11, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

47

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Buenos Aires, November 11, 2013 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first three months of fiscal year 2014 ended September 30, 2013.

Results and highlights for the period

	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	1,126.0	750.0	50.1%	3,528.6	2,859.8	23.4%
Costs	-885.9	-640.7	38.3%	-3,120.5	-2,464.2	26.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	126.3	188.7	-33.1%	886.7	700.9	26.5%
Changes in the net realizable value of agricultural produce after harvest	-8.0	23.2	-	11.8	2.7	332.2%
Gross Income	358.4	321.1	11.6%	1,306.5	1,099.3	18.9%
Gain from disposal of investment properties	-	29.5	-100.0%	178.0	116.7	52.6%
Gain from disposal of farmlands	-	-	-	149.6	45.5	228.8%
General and administrative expenses	-111.2	-76.9	44.7%	-342.5	-312.0	9.8%
Selling expenses	-80.9	-60.4	33.9%	-277.6	-200.5	38.5%
Management fee	-	-	-	-	-8.7	-100.0%
Other operating results, net	-4.7	-36.8	-87.2%	92.3	-93.4	-
Operating Income	161.6	176.5	-8.5%	1,106.4	647.0	71.0%
Share of profit / (loss) of associates and joint ventures	38.4	15.7	143.7%	-9.8	2.8	-
Income before financial income / (loss) and income tax	199.9	192.2	4.0%	1,096.5	649.8	68.8%
Financial results, net	-334.4	-168.5	98.4%	-908.8	-575.2	58.0%
Income / (loss) before income tax	-134.5	23.7	-	187.8	74.5	152.0%
Income tax expense	45.4	-15.7	-	-33.5	-16.0	109.1%
Net income / (loss)	-89.1	8.0	-	154.3	58.5	163.8%

Attributable to:
Equity holders of the parent Company	-97.8	-16.5	492.4%	-26.9	-21.3	26.2%
Non-controlling interest	8.8	24.5	-64.0%	181.2	79.8	127.0%

►
During this quarter our revenues were 50.1% higher than in the same period of the previous fiscal year. This was mainly due to a 88.4% increase in the agricultural segment, explained by higher sales of grains, sugarcane, beef cattle and milk, along with a 19.8% increase in revenues from the urban segment.

►
Gross income rose 11.6% thanks to a 31.1% increase in the urban segment, offset by a drop of 59.5% in gross income from the agricultural segment, mainly grains, sugarcane and beef cattle, which recorded a decrease in the fair value of biological assets. The slight increase in gross income, coupled with the higher selling and administrative expenses, led to a decrease in operating income attributable to the agricultural segment, as the urban segment showed better operating results.

►
The strong depreciation experienced during the past year had a negative impact on our financial income / (loss), net, which went down from a loss of ARS 168.5 million in 1Q13 to a loss of ARS 334.4 million during this period.

►	Therefore, a net loss of ARS 89.1 million was recorded, out of which a loss of ARS 97.8 million is attributable to Cresud’s shareholders.

1

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Description of Operations by Segment

	IQ 2014			IQ 2013			Variation
	Agri1	Urban2	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	506.2	638.4	1,144.6	268.8	532.7	801.5	88.3%	19.8%	42.8%
Costs	-592.4	-307.7	-900.1	-401.6	-280.4	-682.0	47.5%	9.7%	32.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	126.6	-	126.6	189.6	-	189.6	-33.2%	-	-33.2%
Changes in the net realizable value of agricultural produce after harvest	-8.0	-	-8.0	23.2	-	23.2	-	-	-
Gross income	32.4	330.7	363.1	80.0	252.3	332.4	-59.5%	31.1%	9.2%
Gain from disposal of investment properties	-	-	-	-	29.5	29.5	-	-100.0%	-100.0%
General and administrative expenses	-53.2	-58.7	-111.9	-34.3	-44.0	-78.3	55.3%	33.4%	43.0%
Selling expenses	-50.3	-31.8	-82.1	-37.1	-27.3	-64.4	35.7%	16.4%	27.5%
Other operating results, net	4.7	-10.2	-5.6	-28.0	-9.4	-37.3	-	9.1%	-85.1%
Operating Income / (Loss)	-66.5	230.0	163.5	-19.3	201.1	181.8	245.0%	14.3%	-10.1%
Share of profit of associates and joint ventures	0.0	34.4	34.4	1.4	13.0	14.5	-99.9%	163.4%	137.8%
Segment Income / (Loss)	-66.5	264.3	197.9	-17.9	214.1	196.3	272.2%	23.4%	0.8%

1 Corresponds to the segments referred to as “Agricultural Business”.
2 Corresponds to the segments referred to as “Urban Properties and Investments”.

Grains and Sugarcane

We have ended a season that was severely affected by the summer drought experienced in the regions where most of the farms of our portfolio are located, causing production volumes to be lower than expected. Fortunately, in the last weeks it has rained again in the regions of Salta and Paraguay, allowing us to expect a 2013/2014 season with regular to good results. To date, we have completed sunflower and wheat planting activities in Argentina. Over the next weeks we will start harvesting of our wheat, soybean and corn planting. In our farms of Bolivia, where we are able to carry out two planting and harvesting cycles per year, we have completed planting of our winter crops, including soybean, corn and wheat. Planting activities in our farms of Paraguay have not started yet, whereas in Brazil, where we operate through our subsidiary Brasilagro, planting of soybean has started and sugarcane crops are developing.

Grains
in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FT 2012	YoY var
Revenues	271.1	155.9	73.9%	750.2	636.1	17.9%
Costs	-295.3	-231.1	27.8%	-1,227.8	-1,051.9	16.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at point of harvest	63.3	108.3	-41.6%	572.1	513.4	11.4%
Changes in the net realizable value of agricultural produce after harvest	-8.0	23.3	-	11.8	2.5	379.7%
Gross income	31.0	56.4	-45.0%	106.2	100.1	6.1%
General and administrative expenses	-26.3	-16.9	55.3%	-87.7	-86.8	1.1%
Selling expenses	-32.4	-31.3	3.5%	-115.0	-88.4	30.1%
Other operating results, net	5.3	-26.4	-	-11.2	-58.1	-80.6%
Operating Income / (Loss)	-22.3	-18.2	22.6%	-107.7	-133.1	-19.1%
Share of profit /(loss) of associates and joint ventures	-0.0	0.9	-	8.1	6.0	34.9%
Segment Income / (Loss)	-22.3	-17.3	29.0%	-99.6	-127.1	-21.7%

2

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Sugarcane
In ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	66.7	42.2	58.2%	160.3	98.9	62.1%
Costs	-107.1	-82.0	30.7%	-302.2	-167.9	80.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	41.0	60.3	-32.1%	197.3	82.3	139.9%
Changes in the fair value of agricultural produce after harvest	-	-	-	-	-	-
Gross income	0.6	20.6	-97.0%	55.4	13.2	319.1%
General and administrative expenses	-10.7	-7.9	34.9%	-24.2	-19.4	24.4%
Selling expenses	-0.3	-0.0	5550.0%	-4.0	-	-
Other operating results, net	-	-0.0	-100.0%	-0.0	-0.0	125.0%
Operating Income / (Loss)	-10.5	12.6	-	27.2	-6.2	-
Share of profit /(loss) of associates and joint ventures	-	-	-	-	-	-
Segment Income / (Loss)	-10.5	12.6	-	27.2	-6.2	-

Operations
	Production			Sales
In tons	IQ 2014	IQ 2013	YoY var	IQ 2014	IQ 2013	YoY var
Corn	5,381	4,642	15.9%	138,326	102,257	35.3%
Soybean	-	-	-	52,809	27,657	90.9%
Wheat	-	657	-100.0%	211	4,321	-95.1%
Sorghum	3,255	3,855	-15.6%	2,450	3,518	-30.4%
Sunflower	-	-	-	5,741	1,671	243.5%
Other	-	2,358	-100.0%	5,517	6,579	-16.2%
Total Grains and Other Production	8,636	11,512	-25.0%	205,053	146,003	40.4%
Sugarcane	437,407	420,214	4.1%	396,309	355,616	11.4%
Total Agricultural Production	446,044	431,726	3.3%	601,362	501,619	19.9%

►
During this quarter there was a  fall in production amounts of grains caused by lower yields in our farms of Bolivia. We have still not started coarse crop harvesting in those farms or planting activities for most of our crops in Argentina, Bolivia and Brazil. Sales of grains were 40.4% higher as the past season was better than the former one, leading to higher amounts of soybean and corn available for sale.

►
Gross income from the Grains segment for this period shows a fall compared to the same quarter of the previous fiscal year. This is explained mainly by the lower fair value recognized and net realizable value of agricultural produce, as in the past season we had calculated higher yields which turned out to be lower and had to be offset during this quarter.

►
The fall in Gross income was offset by an increase in Other operating income / (loss), net, originated in forward transactions which, despite their adverse impact, generated lower losses in the segment, and derive from our subsidiary Brasilagro, which recorded a profit of approximately ARS 8.2 million in such transactions, and from our operations in Argentina, which posted income for ARS 0.8 million. These items had totaled a loss of ARS 24.5 million during the same period of fiscal year 2013.

►	Due to the lower gross income and stable administrative and selling expenses, loss from this segment totaled ARS 22.3 million.

►
The drop in Gross income in the sugarcane segment reflected the fact that in the production of both Bolivia and Brazil, we changed our output estimations, recognizing lower values in biological assets. This led to a loss from this segment of ARS 10.5 million.

3

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Area in Operation – Grains (hectares) 3	As of 09/30/13	As of 09/30/12	YoY var
Own farms	129,825	133,599	-2.8%
Leased farms	50,631	41,926	20.8%
Farms under concession	21,444	11,216	91.2%
Own farms leased to third parties	5,059	25,453	-80.1%
Total Area Assigned to Grain Production	206,960	212,194	-2.5%

3Includes surface area under double cropping totaling 18,968 hectares, our proportional interest in AgroUranga and all of Cresca S.A.‘s farms.

►
The area in operation for the Grains segment decreased by 2.5%, reaching 206,960 hectares. This was mainly due to a reduction in the area in operation in our own farms, close to 2.8%, and the smaller area consisting of farms leased to third parties (80.1%) while the area in operation in leased farms grew by 20.8% accompanied by an increase in the area in operation in farms under concession (91.2%).

►	The area of own farms decreased mainly due to the sale of farms during the past year, offset by an expansion in productive areas in Paraguay, Brazil and Argentina.

►
During the season that starts during this quarter we have expanded the area of leased farms assigned to agricultural production in Argentina. We expect a regular season, and for such reason we increased the area by almost 9,000 hectares.

►
We have increased the area assigned to agricultural production in the farms under the long term concession granted to Cresud in the Province of Salta, where we will operate more than 21,400 hectares during this season, as we have reduced the area leased to third parties in this farm.

Beef Cattle

in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	24.4	18.3	33.8%	76.7	132.3	-42.0%
Costs	-52.5	-31.5	66.7%	-145.9	-163.5	-10.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	10.9	11.4	-4.7%	79.3	79.0	0.4%
Changes in the net realizable value of agricultural produce after harvest	-	-0.0	-100.0%	-0.0	0.1	-
Gross Income / (Loss)	-17.2	-1.8	829.5%	10.0	47.9	-79.0%
Operating Income / (Loss)	-29.5	-9.6	207.1%	-17.0	18.4	-
Segment Income / (Loss)	-29.5	-9.6	207.1%	-17.0	18.4	-

Beef Cattle (tons)	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Beef cattle production	1,796	2,364	-24.0%	8,196	9,329	-12.1%
Beef cattle sales	4,225	2,462	71.6%	10,180	15,437	-34.1%

►	During this quarter, beef cattle production was lower than in the same quarter of the previous year, while cattle sales grew strongly by 71.6%.

►
The higher number of tons sold caused sales from this segment to rise by 33.8%; however, costs grew at a higher rate, generating gross losses of ARS 17.2 million. The increase in costs was motivated by the drought in the region of Salta, which led us to increase the amount of cattle fed in feed lots.

Area in Operation – Beef Cattle (hectares)	As of 09/30/13	As of 09/30/12	YoY var
Own farms	75,482	74,122	1.8%
Leased farms	12,635	12,635	0.0%
Own farms leased to third parties	5,495	7,479	-26.5%
Total Area Assigned to Beef Cattle Production	93,613	94,236	-0.7%

►	The reduction in the area of own farms assigned to beef cattle production has been mild. Besides, we have reduced the area of own farms with beef cattle production leased to third parties.

4

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Stock of Cattle Heads	As of 09/30/13	As of 09/30/12	YoY var
Breeding stock	44,766	46,590	-3.92%
Winter grazing stock	8,952	14,160	-36.78%
Milk farm stock	6,666	6,870	-2.97%
Total Stock (heads)	60,384	67,620	-10.70%

►	The fall in beef cattle stocks is explained by sales made during the past fiscal year.

Milk

in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	11.8	8.4	39.3%	38.8	30.2	28.7%
Costs	-22.9	-17.0	34.5%	-74.8	-57.8	29.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	11.5	9.6	19.4%	40.7	34.0	19.8%
Gross Income	0.4	1.0	-66.3%	4.7	6.3	-25.3%
Operating Income / (Loss)	-2.0	-0.3	571.2%	-0.6	1.6	-
Segment Income / (Loss)	-2.0	-0.3	571.2%	-0.6	1.6	-

Milk Production	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Milk Production (liters)	4,771	4,093	16.6%	18,459	16,563	11.4%
Milk sales (liters)	4,611	4,022	14.6%	16,563	16,267	1.8%
Daily average milking cows (heads)	2,484	2,248	10.5%	2,392	2,046	16.9%
Milk Production / Milking Cow / Day (liters)	20.9	21.2	-1.5%	21.1	22.1	-4.4%

►
We have increased milk production hand in hand with the number of milking cows per day. On the contrary, there has been a slight fall in the level of production per milking cow per day. This notwithstanding, the levels of more than 20 liters by milking cow per day still exceed the targets set by us following the consolidation of our operations in our state-of-the-art milking facility.

►
There has been an increase in revenues from sales of this segment compared to the same quarter of the previous fiscal year, thanks to an increase in production and higher sales of milk, along with better prices. However, the increase in costs and lower income from changes in the value of biological assets have generated gross income for only ARS 0.4 million.

►	Therefore, the slim gross income and higher selling and administrative expenses have led to a deterioration in this segment, which posted a loss of ARS 2.0 million.

Area in Operation – Milk (hectares)	As of 09/30/13	As of 09/30/12	YoY var
Own farms	2,864	2,780	3.0%

►	We perform our milking business in El Tigre farm. The change in the area assigned to milking cows is explained by a variation in the areas planted with crops.

5

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Leases and Agricultural Services
in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	2.1	6.6	-67.8%	30.8	25.3	21.8%
Costs	-2.6	-1.8	40.2%	-12.1	-2.6	369.5%
Gross Income / (loss)	-0.4	4.8	-	18.8	22.7	-17.5%
Operating Income / (loss)	-3.4	3.1	-	12.1	17.0	-29.0%
Segment Income / (loss)	-3.4	3.1	-	12.1	17.0	-29.0%

►
In this segment we report the results from the lease of farms, mainly developed in our Santa Bárbara and La Gramilla farms. We have reduced leased acreage due to the non-renewal of lease agreements, resulting in a decrease in income as compared to the same period of the previous fiscal year. For this reason, and also due to higher costs, there has been a deterioration in this segment.

Sales and Transformation of Lands

in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Gross Loss	-1.8	-1.6	7.2%	-5.7	-4.7	22.0%
Gain from disposal of farmlands	-	-	-	149.6	45.5	228.8%
Operating Income / (Loss)	-2.0	-1.8	9.2%	132.6	39.2	238.1%
Segment Income / (Loss)	-2.0	-1.8	9.2%	132.6	39.2	238.1%

►
During the first quarter of this fiscal year no significant transactions were made in this segment, similarly to what happened in the same period of the previous fiscal year. The costs shown here refer to the land development process.

Area under Development (hectares)	Developed in 2012/2013	Projected for 2013/2014
Argentina	7,600	4,386
Brazil	11,800	11,883
Paraguay	900	1,000
Total	20,300	17,269

►	During the previous season, we developed more than 20,000 hectares in the region, and we expect to develop 17,269 additional hectares during this season.

Agro-industrial activities

in ARS MM	IQ2014	IQ2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	105.0	18.9	456.5%	207.8	100.1	107.6%
Costs	-90.0	-21.4	320.1%	-198.4	-110.8	79.1%
Gross Income / (loss)	15.0	-2.6	-	9.4	-10.7	-
Operating Income/ (loss)	0.2	-6.0	-	-24.4	-25.6	-4.5%
Segment Income / (loss)	0.2	-6.0	-	-24.4	-25.6	-4.5%

►
In this segment we report the results from our meat packing and feedlot business through our subsidiary Cactus. We see an improvement as compared to the previous year, with marginally positive segment results. This is good news if we compare these figures against the results for the previous years. We expect that the context of this industry will improve in the future, leading to higher results.

6

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Other Segments

in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	25.1	18.5	35.4%	83.3	55.1	51.3%
Costs	-20.3	-15.2	33.7%	-71.2	-46.1	54.5%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-	-0.1	-100.0%	-1.0	0.1	-
Gross Income	4.8	3.3	45.4%	11.1	9.0	23.1%
Management fee	-	-	-	-	-8.7	-100.0%
Operating Loss	2.9	1.0	190.4%	13.0	-9.2	-
Segment Loss	2.9	1.5	92.5%	14.1	-9.6	-

►
In this segment we report the results from our controlled company Futuros y Opciones S.A: (“FyO”). There has been an operating improvement as compared to the same quarter of the previous fiscal year, and we expect this trend to continue during the current fiscal year.

7

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2013, our equity interest in IRSA was 65.47%4.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers, through its interest of 95.68% in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 307,000 square meters of Gross Leaseable Area.

►
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 130,000 square meters of office leaseable space.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and exploitation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.77% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of September 30, 2013:

in ARS MM	IQ 2014	IQ 2013	YoY var	FY 2013	FY 2012	YoY var
Revenues	621.4	483.0	28.7%	2,187.2	1,790.3	22.2%
Operating Income	229.1	197.9	15.7%	1,075.6	756.8	42.1%
EBITDA	284.2	248.4	14.4%	1,295.7	925.7	40.0%
Income attributable to IRSA’s shareholders	32.4	41.1	-21.3%	238.7	203.9	17.1%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

4 Considering that as of 09/30/2013 IRSA had repurchased a total amount equivalent to 170,332 common shares (including common shares and ADRs)

8

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Financial Indebtedness and Other

As of September 30, 2013 Cresud had a total net indebtedness equivalent to USD 869.2 million, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdraft	ARS	13.4	Floating	< 365 d
Cresud’s Tranche IV Series VIII Notes	USD	60.0	7.50%	Sep-14
Cresud’s Tranche V Series IX Notes (2)	ARS	9.3	BADLAR + 300 bps	Dec-13
Cresud’s Tranche V Series X Notes (3)	USD	61.5	7.75%	Jun-14
Cresud’s Tranche V Series XI Notes (4)	ARS	13.9	BADLAR + 375 bps	Jun-15
Cresud’s Tranche VI Series XII Notes	ARS	17.6	BADLAR + 410 bps	Nov-14
Cresud’s Tranche VI Series XIII Notes	USD	79.4	1.900%	May-15
Cresud’s Tranche VII Series XIV Notes	USD	32.0	1.500%	May-18
Bolivia farms (5)	BOB / USD	3.1	5%-7%	2013-2017
Land development financing	ARS	3.5	15.01%	Dec-15
Banco de La Pampa Loan	ARS	3.5	Float [10.5% ; 14.5%]	Aug-17
Land development financing	USD	15.3	LIBOR 6m; floor: 6%	Jan -22
Paraguay rural properties	USD	0.2	0.1	Jul-14
Cresud’s Total Debt		312.4
Bank overdraft	ARS	46.8	Floating	< 180 d
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes (6)	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series IV Notes	USD	16.9	7.450%	Feb-14
Belmont Madison Building Mortgage	USD	75.0	4.22%	Aug-17
IRSA’s Total Debt		438.7
Bank overdraft	ARS	30.0	Floating	< 30 d
Syndicated loan – Arcos	ARS	20.4	15.01%	Nov-15
Syndicated loan - Neuquén	ARS	19.2	15.25%	Jun-16
Other Loans	ARS	5.0	15.01%	Dec-15
APSA’s Tranche I Series I Notes (7)	USD	120.0	7.88%	May-17
Seller Financing	USD	13.9	5.00%	Jul-17
APSA’ Total Debt		208.5
Brasilagro’s Total Debt		43.5
Total Consolidated Debt		1,003.1
Consolidated cash		109.6
Repurchase of Debt		23.9
Net Consolidated Debt		869.2

1 Principal face value in USD (million) at an exchange rate of 5.790 ARS = 6.910 BOB = 2.216 BRL = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
2 As of September 30, 2013 the Company had repurchased a face value of ARS 9.0 million.
3 As of September 30, 2013 the Company had repurchased a face value of USD 0.7 million.
4 As of September 30, 2013 the Company had repurchased a face value of ARS 21.0 million.
5 Purchase of farms in Bolivia by Acres del Sud.
6 As of September 30, 2013 the Company had repurchased a face value of USD 8.8 million.
7 As of September 30, 2013 the Company had repurchased a face value of USD 10.4 million.

Evolution of Exchange Rate
During the last months, the depreciation of the Argentine Peso to the U.S. Dollar accelerated as compared to the previous months. Whereas in the first quarter of fiscal year 2013 the Argentine currency had depreciated 3.8%, during IQ14 it depreciated 7.5%. Given that a significant portion of our debt is denominated in USD, this process had an adverse impact on our financial income / (loss), net. However, our assets are mostly valued at historical cost plus investments, and are not affected by any kind of revaluation due to the fluctuation of market prices.

9

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013
Below is the evolution of the exchange rate as published by Banco de la Nación Argentina.

Source: Banco de la Nación Argentina

Shareholders’ Meeting dated October 31, 2012

On October 31, 2013, a General Ordinary and Extraordinary Shareholders’ Meeting was held, in which it was resolved, inter alia:

►	To pay ARS 120.0 million as cash dividends, equivalent to ARS 0.2417 per share (ARS 2.417 per ADR), representing a dividend yield of 2.5%.

Dividends receivable from IRSA
On October 31, 2013, IRSA approved the payment of a cash dividend to its shareholders for up to ARS 250 million, equivalent to ARS 0.4321 per share (ARS 4.321 per ADR), representing a dividend yield of 4.1%.

Dividends receivable from Brasilagro
On October 29, 2013, Brasilagro approved the payment of a cash dividend to its shareholders for up to BRL 5.9 million, equivalent to BRL 0.1 per share, representing a dividend yield of 1.0%

Dividends receivable from FyO

On August 16, 2013, FyO approved the payment of a cash dividend to its shareholders for up to ARS 1.28 million, out of which Cresud was entitled to the sum of ARS 0.78 million, which amount was received by it on September 19 past.

10

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2013

Prospects for the next fiscal year

After two years of experiencing severe droughts in the region, the 2014 season has started with a better outlook. There have been good rainfall levels and there are no signs of drought conditions, at least for the time being. In Salta (north of Argentina) and Paraguay rains have already started, leaving behind the emergency situation suffered during the past season. We expect 2014 to continue with regular weather conditions and that the season will be neutral to positive. In this regard, we expect regular harvesting yields and higher production levels than in the past fiscal year. We expect to sow approximately 207,000 hectares in the group of countries of the region where we have operations.

In terms of prices, the sector is withstanding the juncture of a great U.S. harvest; therefore, prices are expected to remain a their current levels during the next quarter. We will keep track of the evolution of commodity prices in calendar year 2014, in light of the seeding estimations in the USA.

As concerns our beef cattle business in Argentina, although we had meager results during this quarter, we have started to stabilize production as weather conditions in Salta improve, whereas cattle pries continue to recover after the severe drought experienced in 2012. On the other hand, we expect sound prices for the milk business and a competitive margin from our “El Tigre” dairy facility. In addition, we will continue to roll out our strategy of supplementing agriculture in our own farms with agriculture in leased farms and farms under concession. We expect to increase the area of leased farms, relocating part of our portfolio in better areas. In this way, we will be able to obtain good results from this business if the weather proves to be favorable throughout the 2014 season. Our feedlot and meat packing businesses, which we hold through Cactus Argentina, have started to show positive signs, as no losses were recorded during this quarter. We hope that market conditions will improve in the short or medium term, so that the segment becomes profitable again.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil, where we plan to transform approximately 17,269 hectares that will be placed into production during this fiscal year and in 2015. We remain watchful of sale opportunities that may arise, by disposing of those farms that have reached their highest degree of appreciation. In addition, we will continue to analyze opportunities in other countries of the region, as we plan to form a regional portfolio with high potential for development and valorization.

11

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
December 13, 2013
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets